The filing fee of $15,859.26 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The filing fee of $15,859.26 is applied against the $18,000 of the registration fee paid on September 24, 2007 by Empresas ICA, S.A.B. de C.V., and $2,140.74 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

CALCULATION OF REGISTRATION FEE

	Amount to be	Aggregate	Amount of
Class of Securities Offered	Registered(1)	Offering Price	Registration Fee
Ordinary Shares of Empresas ICA, S.A.B. de C.V., without par value, to be offered and sold in the form of (i) Ordinary Participation Certificates (Certificados de Participacion Ordinaria), or CPOs, each representing a financial interest in one Ordinary Share, or (ii) American Depositary Shares, or ADSs, each representing four CPOs.(2)	86,967,700(3)	$516,588,138	$15,859.26(4)

(1)	Includes Ordinary Shares, which the underwriters may purchase to cover over-allotments, if any, and Ordinary Shares that are to be offered outside the United States but that may be resold in the United States in transactions requiring registration under the Securities Act of 1933, as amended.

(2)	A separate registration statement on Form F-6 (Registration No. 333-145575) has been filed with respect to the American Depositary Shares, or ADSs, each representing the right to receive four CPOs.

(3)	The filing fee of $15,859.26 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, $18,000 of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form F-3 (No. 333-145973) filed by Empresas ICA, S.A.B. de C.V., on September 24, 2007 is being carried forward, of which $15,859.26 is offset against the registration fee due for this offering and of which $2,140.74 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-145973

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 11, 2007)

Empresas ICA, S.A.B. de C.V.
78,260,872 Ordinary Shares
in the form of
Ordinary Participation Certificates
and American Depositary Shares

We are offering 78,260,872 Ordinary Shares without par value. 46,956,522 Ordinary Shares are initially being offered in the United States and elsewhere outside of Mexico in the form of Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Each CPO represents a financial interest in one Ordinary Share. Each ADS represents four CPOs. An additional 31,304,350 Ordinary Shares are being concurrently offered in Mexico.

The Ordinary Shares being offered in Mexico are being offered by means of a separate prospectus and may be resold from time to time in the United States as CPOs or ADSs. In the international offering, the initial offering price for each ADS is U.S.$23.76. In the Mexican offering, the initial offering price for each Ordinary Share is Ps.65.00, which is the approximate peso equivalent of the international offering price, taking into account the ratio of four CPOs per ADS, one Ordinary Share per CPO and the exchange rate announced by Banco de Mexico on September 25, 2007 of Ps.10.9438 per U.S.$1.00.

The ADSs are listed on the New York Stock Exchange and the Ordinary Shares are listed on the Mexican Stock Exchange, in each case under the symbol “ICA.” On September 25, 2007, the last reported sales price of the ADSs on the New York Stock Exchange was U.S.$24.22 per ADS and the last reported sales price of the Ordinary Shares on the Mexican Stock Exchange was Ps.66.37 per Ordinary Share (U.S.$6.06 per Ordinary Share at the exchange rate of Ps.10.9438 per U.S. dollar).

Investing in the ADSs and Ordinary Shares involves risks. See “Risk Factors” beginning on page 9 of our annual report on Form 20-F/A for the year ended December 31, 2006, incorporated by reference herein, as well as “Risk Factors” beginning on page S-12 hereof.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ADSs, the CPOs or the Ordinary Shares or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share/CPO	Per ADS		Total
Public Offering Price	Ps.65.00	U.S.$	23.76	U.S.$	464,825,442.72
Underwriting Discount	Ps.1.7875	U.S.$	0.6534	U.S.$	12,783,913.44
Proceeds to ICA (before expenses)	Ps.63.2125	U.S.$	23.1066	U.S.$	452,041,529.28

We have granted options, exercisable for 30 days, to the international underwriters to purchase up to 7,043,478 additional CPOs and to the Mexican underwriters to purchase up to 4,695,650 additional Ordinary Shares.

The international underwriters expect to deliver the ADSs to purchasers on or about September 28, 2007.

Citi

Goldman, Sachs & Co.	UBS Investment Bank	Merrill Lynch & Co.

September 25, 2007

Prospectus Supplement
Prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise noted herein, all ADS and per ADS data in this prospectus supplement have been adjusted for all periods presented to reflect the change in the ratio of CPOs per ADS that occurred on August 31, 2007. Prior to August 31, 2007, one ADS represented 12 CPOs, and since August 31, 2007, one ADS represents four CPOs. See “Recent Developments.”

Mexican Financial Reporting Standards, or MFRS, require the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited consolidated financial statements and the other financial information appearing in our Form 20-F/A for the year ended December 31, 2006, which is incorporated herein by reference, are therefore presented in constant Mexican pesos with purchasing power as of December 31, 2006, while our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2006 and 2007 included in this Prospectus Supplement are presented in constant Mexican pesos with purchasing power as of June 30, 2007. In order to facilitate comparison between the annual and interim financial information appearing in this Prospectus Supplement, all such information, including information as of and for each of the years in the five-year period ended December 31, 2006, is presented in constant Mexican pesos as of June 30, 2007.

As a result of Mexican inflation during the first six months of 2007, the purchasing power of one Mexican peso as of December 31, 2006 was equivalent to the purchasing power of Ps.1.0062 as of June 30, 2007.

S-i

The financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. incorporated by reference herein are presented in constant Mexican pesos with purchasing power as of June 30, 2006. As a result of Mexican inflation during the last six months of 2006 and the first six months of 2007, the purchasing power of one Mexican peso as of June 30, 2006 was equivalent to the purchasing power of Ps.1.03118 as of December 31, 2006 and Ps.1.0376 as of June 30, 2007. Changes in these indices are not considered material or expected to materially affect trends in the financial information.

S-ii

SUMMARY

This summary highlights selected information from, or incorporated by reference in, this prospectus supplement or the accompanying prospectus but may not contain all of the information that is important to you. This prospectus supplement, including our annual report on Form 20-F/A for the year ended December 31, 2006 incorporated herein, includes specific terms of the securities that we are offering, as well as other information regarding our business. Unless otherwise expressly provided herein, the terms “we,” “our” and “us” in this prospectus supplement refer to Empresas ICA, S.A.B. de C.V., together with its subsidiaries. You should read the entire offering memorandum, including our annual report on Form 20-F/A for the year ended December 31, 2006 incorporated herein, carefully, including the risk factors and financial statements.

Our Company

Empresas ICA, S.A.B. de C.V. is Mexico’s largest engineering, procurement and construction company. Since our founding in 1947, we have become one of the largest providers in Mexico of construction services. We provide a full range of construction services, including infrastructure, industrial and urban and housing construction, as well as procurement, project finance and project management services. We are also engaged in the construction, maintenance and operation of airports, highways, bridges and tunnels and, to a lesser extent, in the management and operation of water and waste disposal systems under concessions granted by governmental authorities.

In 2006, we had total revenues of Ps.21,528 million, operating income of Ps.1,628 million and, as of December 31, 2006, we had a construction backlog of Ps.9,313 million. For the six months ended June 30, 2007, we had total revenues of Ps.10,174 million and operating income of Ps.664 million, and our construction backlog was Ps.8,946 million at June 30, 2007.

After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, has begun soliciting bids for new projects. Recently, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion over the 2007 to 2012 period in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments. Starting in May, we have seen an increase in the pace of bidding and awarding of public sector contracts. See “Recent Results of Operations” for more information.

Our operations are divided into four segments: (i) our most important segment, the Construction segment, which is divided into three divisions: (a) Civil Construction, (b) Industrial Construction and (c) Rodio Kronsa; (ii) Infrastructure, which is divided into two divisions: (a) Airports and (b) Other Concessions; (iii) Housing Development; and (iv) Corporate and Other. The following are descriptions of each of those segments and divisions:

•	Civil Construction. Our Civil Construction division focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation projects (such as mass transportation systems), bridges, dams, hydroelectric plants, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction division has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction division performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. The largest projects currently under construction in our Civil Construction division are the Aqueduct II in Queretaro and Terminal II of the Mexico City International Airport. This division is responsible for construction of the El Cajon hydroelectric project for the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded to us. The El Cajon contract was the first contract awarded for engineering, procurement and construction of a hydroelectric project under the public works financing program in Mexico. We received the initial payment of U.S.$525 million from the CFE on February 27, 2007, when we delivered the project’s first turbine unit. In June 2007 we delivered the second turbine to the CFE. On August 31, 2007 we received a second payment of U.S.$308 million, bringing the total payment received thus far to U.S.$833 million. Our Civil Construction division had a construction backlog of Ps.4,035 million at December 31, 2006 and Ps.3,602 million at June 30, 2007.

•	Industrial Construction. Our Industrial Construction division focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. We operate our industrial construction business through a joint venture with the Fluor Corporation. We own a 51% interest in the capital stock of the joint venture, ICA-Fluor Daniel, S. de R.L. de C.V., which we refer to as ICA-Fluor. Our largest project currently in our Industrial Construction division is Package II of the Minatitlan refinery reconfiguration project, which had a contract value of Ps.8,328 million at June 30, 2007. We expect to complete this project in 2008. Our Industrial Construction division had a construction backlog of Ps.4,939 million at December 31, 2006 and Ps.4,922 million at June 30, 2007.

•	Rodio Kronsa. This division, formerly known as CPC-Rodio, is comprised primarily of our Spanish operations, which consist of Rodio Cimentaciones Especiales S.A. or Rodio (a sub-soil construction subsidiary), and Kronsa Internacional S.A., or Kronsa (a subsidiary that constructs specialized support piles). We acquired a 50% interest in these companies in 1995. Soletanche Bachy Group holds the remaining 50% interest in Rodio Kronsa. In 2006, we completed the following projects in Spain and Portugal: construction work on the M-30 highway in Madrid, work in the connection tunnel under the San Sebastião blue I-line and red II-line in Portugal, the prefabricated piles in Riberas de Loiola, Spain, various construction works for the Madrid subway system and several foundations for housing developments. Effective January 1, 2006, we have accounted for our 50% ownership in this division through proportional consolidation. Our Rodio Kronsa division had a construction backlog of Ps.340 million at December 31, 2006 and Ps.422 million at June 30, 2007.

•	Infrastructure. As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and divided the segment into two divisions: the Airports division and the Other Concessions division. This change resulted from our acquisition of a controlling interest in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, in December 2005. GACN operates 13 airports in the central-north region of Mexico, including the Monterrey International Airport. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of June 30, 2007, we directly and indirectly controlled shares representing approximately 52.74% of GACN’S capital stock. The Airports division derives revenue from GACN’s provision of tariff-regulated services as well as commercial leasing of space in terminal buildings. The Other Concessions division constructs, maintains, and operates government concessioned highways, bridges, tunnels and water and waste disposal systems. Currently, our main concessions are the Acapulco tunnel in Mexico and the Corredor Sur highway in Panama. Under the Mexican government’s recently announced Public-Private Partnership structure, or PPP, we have been awarded the concession for the Irapuato — La Piedad and Queretaro-Irapuato highways. The PPP structure involves a contractual agreement where, instead of receiving direct payment (tolls or tariffs) from the users of the service, the concessionaire receives payment from a public entity partner. Additionally, the PPP structure uses a system of risk allocation where, instead of bearing all the risk of the project, the private concessionaire shares it in part with the public entity partner. Recently we have also been awarded the Nuevo Necaxa — Tihuatlan and Rio Verde — Ciudad Valles highway concessions, and, as part of a consortium with GS Global Infrastructure Partners I, L.P. and two of its affiliates, or GSIP, in which we hold a minority interest, the concession for the first package of assets from the Fideicomiso de Apoyo al Rescate de Autopistas Concesionadas, or FARAC, which consists of a 30-year concession for 548 kilometers of the Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zaplotanejo — Lagos de Moreno and Leon — Lagos — Aguascalientes highways. In addition, in January 2007 we brought our total shareholding of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico, to 49%. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste management systems through service contracts and concessions. In 2006, our Infrastructure segment had total revenues of Ps.2,068 million and operating income of Ps.748 million.

•	Housing Development. Our Housing Development segment (comprised of our housing development subsidiary, ViveICA S.A. de C.V., or ViveICA) is active in all stages of the development process in the housing industry. ViveICA’s business includes land acquisition, project and urban conceptualization, permit and license applications, and procurement and engineering design. ViveICA’s full service sales force facilitates mortgage financing applications and closings for prospective home buyers and also designs and implements required marketing strategies for each project. ViveICA’s in-house construction staff performs and supervises the execution of the infrastructure, construction, urbanization and utilities work for all projects. For specialized activities, we hire subcontractors where it is cost-efficient. In 2004, 2005 and 2006, ViveICA sold 2,997, 4,408 and 5,909 homes, respectively, resulting in a cumulative annual growth rate of more than 30% in both revenues and units sold. In the first six months of 2007, ViveICA sold 2,789 homes. In 2006, ViveICA had total revenues of Ps.1,538 million and operating income of Ps.158 million. On December 31, 2006, ViveICA owned 713 hectares of land reserves available for the construction of up to 39,848 homes. ViveICA is negotiating agreements with several landowners to develop more than 10,000 more homes under a land bank-joint venture structure. Through a strategic alliance with Corporacion GEO, S.A.B. de C.V. to develop residential buildings in Mexico City, ViveICA has acquired 10.6 hectares of land for the construction of 3,370 homes and recently agreed to acquire 1.5 hectares of land for the construction of 470 homes. In 2006, 40% of the segment’s revenue mix was derived from affordable entry-level houses (generally priced between approximately U.S.$40,000 and U.S.$70,000) and the remaining 60% was derived from traditional low-income housing (generally priced up to U.S.$12,000). In 2006, 64% of the purchases of homes we sold were financed through the Mexican National Workers Housing Funds Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores, or Infonavit), an autonomous government organization that provides credit for housing to workers in Mexico registered with Infonavit and also provides fund administration and financial planning services, 21% were funded through the Institute of Social Security and Services Housing Fund for Federal Workers (Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, or Fovissste), a program with services analogous to Infonavit’s that provides credit for housing to federal and Mexico City public-sector workers, 11% were financed through commercial bank financings or Limited Purpose Financing Corporations (Sociedades Financieras de Objeto Limitado, or SOFOLES), and approximately 4% were financed through cash payments or other means of financing. Until December 31, 2004, this segment included our real estate operations, which from January 1, 2005 have been reclassified under our Corporate and Other segment.

•	Corporate and Other. Since January 1, 2005, our real estate operations are included in our Corporate and Other segment. Results of operations in our Corporate and Other segment mainly reflect the sale of commercial and housing lots in Los Mochis and Cancun in 2006 and corporate expenses. Our Corporate and Other segment is a cost center for our corporate operations. It includes costs such as management cost and personnel compensation benefits, and performs activities such as general management, financing, information technology and human resources. Furthermore, this segment also includes the results of operations that are not considered core business or that are in the process of being divested.

The following table presents the composition of our revenues and operating income by segment and division for each of the periods indicated.

	Six Month Ended June 30,				Year Ended December 31,
	2007		2006		2006		2005		2004
	(Millions of Mexican pesos)
Revenue	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage

Construction
Civil	3,600	35	4,269	40	8,731	4	7,405	38	4,794	35
Industrial	3,772	37	3,971	37	7,583	35	7,940	41	4,848	35
Rodio Kronsa	830	8	792	7	1,569	7	2,451	13	2,559	19

Total	8,202	81	9,032	84	17,882	83	17,797	92	12,201	88
Infrastructure
Airports	895	9	802	7	1,636	8	0	—	—	—
Other Concessions	310	3	224	2	431	2	393	2	419	3

Total	1,205	12	1,026	10	2,068	10	393	2	419	3
Housing Development	786	8	597	6	1,538	7	1,144	6	949	7
Corporate and Other	(18)	0	64	1	41	0	16	0	222	2

Total	10,174	100	10,719	100	21,528	100	19,351	100	13,792	100

	Six Month Ended June 30,				Year Ended December 31,
	2007		2006		2006		2005		2004
	(Millions of Mexican pesos)
Operating Income	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage

Construction
Civil	96	14	159	20	265	16	469	42	292	53
Industrial	94	14	140	17	392	24	520	47	42	8
Rodio Kronsa	21	3	46	6	75	5	66	6	93	17

Total	211	31	345	42	732	45	1,056	95	427	78
Infrastructure
Airports	354	53	333	41	643	39	—	—	—	—
Other Concessions	97	15	89	11	106	6	53	5	53	10

Total	451	68	422	52	748	46	53	5	53	10
Housing Development	61	9	54	7	158	10	96	9	88	16
Corporate and Other	(59)	(9)	(7)	0	(11)	(1)	(95)	(9)	(19)	(3)

Total	664	100	814	100	1,628	100	1,109	100	550	100
Operating Margin	6.5%		7.6%		7.6%		5.7%		3.9%

Our Strengths

We believe the following are our principal business strengths:

Leading engineering, procurement and construction company in Mexico

We have been operating in the Mexican construction industry since our founding in 1947. We believe this experience provides us with an unparalleled knowledge and understanding of the legal framework and procedures to pursue Mexican public bids, as well as expertise in the Mexican market. According to data provided in December 2006 by the Bureau of Statistics Information of the National Institute of Statistics, Geography and Information or INEGI, we had an 8.1% market share of the Mexican formal construction market (defined as the total value of production of construction activities within Mexico by construction companies registered with the Mexican Construction Chamber). We believe our leading position provides us with an advantage when bidding for middle and large-scale infrastructure projects. Our nationwide presence allows us to deploy specialized and sophisticated personnel and equipment to all regions of Mexico for any and all types of projects. We believe we have a unique platform of expert engineers and professionals, which allows us to carry out projects in a highly efficient and professional manner compared to our competitors in Mexico.

Proven track record and technical competence, which have allowed us to win repeated business

Our proven track record of project completion is translated into a base of loyal clients and allows us to attract new clients for challenging projects. We rely on various control systems designed to ensure that we meet the specifications and deadlines of our clients, while at the same time complying with safety, environmental and quality standards. We believe our workplace accident rate is currently lower than the industry average for engineering and construction companies in the United States in both our civil and industrial construction businesses, based on our data and data published by the Occupational Health and Safety Administration of the U.S. Department of Labor, a fact that we attribute to our high safety standards. We believe that the combination of our proven track record and technical capabilities has allowed us to build a solid reputation in Mexico in terms of timely execution and professionalism, which has positioned us favorably in the market.

Experienced management team acting in concert with sophisticated, international partners

We have an experienced engineering team, that is capable of designing, developing and carrying out all kinds of construction and industrial projects, such as dams, oil platforms, refineries, electricity power plants, hydro-electrical plants, thermo-electrical plants, gas pipelines, highways, bridges, tunnels, subways, railroads and seaports. Our engineering team is supported by financial and legal professionals which operate together to organize, coordinate and manage multi-disciplinary and complex task forces for the planning, construction and financing of each project. We have established long-term strategic alliances with different leading participants in each of our business segments, including: (i) Fluor Corporation, recognized as a leading provider of engineering, procurement, construction, development, start up, commissioning and project management services; (ii) Soletanche Bachy Group, recognized as one of the principal European foundation-building companies; (iii) Aeroports de Paris Management, S.A., recognized as France’s leading airport manager; (iv) Fomento de Construcciones y Contratas, S.A., or FCC, recognized as a leader in the Spanish construction and concessions market, (v) Mitsui & Co., Ltd., recognized as a leading Japanese equity investor in construction and industrial projects and (vi) Corporacion GEO, S.A.B. de C.V., recognized as a leading Mexican home-builder. Such strategic alliances have provided us with access to state-of-the-art technology, knowledge and experience, as well as opportunities for employee training and access to best practices.

Diversified sources of income across a variety of strategic industry areas

We continue to invest and diversify into Mexican industries we believe are high-growth and profitable, such as infrastructure, airport concessions and housing, all of which the government of Mexico has identified as strategic. In January 2006, we created an Airports division in our Infrastructure segment, as a result of increasing our direct and indirect interest in GACN to 52.74%. The operations of GACN benefited from significantly increased domestic air traffic in 2006 due to the entry into the Mexican market of low cost carriers. We continue to seek investments in other concession projects through PPPs, traditional concession agreements or hybrid structures. In addition, we intend to increase our participation and operations in the housing market, which we believe has the potential to increase profitability and returns to our shareholders. New housing construction in Mexico has increased steadily in recent years due to several governmental initiatives, which have improved conditions for both developers and prospective buyers of housing. From 2000 to 2006, the number of mortgage loans granted under these initiatives increased 225%, from 332,000 to approximately 750,000 homes, according to Infonavit. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier to finance purchases and construction of homes in Mexico. Through ViveICA, our housing development subsidiary, we intend to acquire additional land to support our growth strategy and to establish a greater presence in the Mexican home-building sector.

Strengthened capital position

Capital increases in 2004 and 2005 have allowed us to increase our liquidity and improve our debt profile, providing increased stability and value to our shareholders. To strengthen our financial position we have defined a set of criteria for the selection of construction projects and procedures based on risk management analysis, profitability and project control.

Our Business Strategy

Our business strategy is focused on three primary objectives: (i) expansion of the Infrastructure and Housing Development business segments; (ii) continued growth of the Construction segment through diversification of our project portfolio; and (iii) achieving profitability and return on invested capital for each project undertaken. We seek to achieve our objectives through the following strategies:

Focus on profitability, return on invested capital and higher value-added opportunities

In recent years, we have adopted a more selective approach to new projects and business opportunities and have sought projects that represent attractive opportunities, taking into account the combination of our capabilities, economies of scale and each project’s feasibility, risk profile and cash flow. Our goal is to obtain contracts for projects with higher value-added opportunities for which we have a competitive advantage due to our regional footprint, technical capabilities and established reputation. We also intend to continue implementing cost optimization programs and productivity enhancement plans as necessary to achieve our targets.

Capture growth opportunities and increase spending on infrastructure related projects

We intend to strengthen and expand our core construction business in Mexico, where we have a unique knowledge and understanding based on 60 years of local experience. We seek to take advantage of new opportunities in the Mexican construction industry created by the Mexican government’s shift to alternative financing structures for public works and by the Mexican government’s declared policy of making infrastructure a top priority of the 2006-2012 administration. We believe we have an advantage over smaller competitors that do not have the same financing capabilities that we have. We also intend to participate in bids that require us to provide equity or other types of subordinated financing, but only to the extent that we are able to obtain satisfactory exit strategies from our clients and partners. In addition, we intend to leverage our Mexican operations and experience to selectively target international growth opportunities that provide attractive returns with an acceptable risk profile. Currently we are participating as an investor in projects carried out in Spain and Peru, and as an investor and developer in a project in Panama. We intend to participate in specific opportunities located in markets outside of Mexico on a case-by-case basis, after weighing the risks and benefits of each opportunity.

Maintain a conservative capital structure

We intend to follow a financing policy under which the debt we incur should be linked to an identifiable repayment source, in order to minimize mismatches between cash-flow generation and debt payment commitments. Accordingly, when financing a project we prefer financing structures where repayment is limited to the project’s cash-flows. During May 2005, we repaid all of the outstanding debt at the Empresas ICA holding company level.

Remain the contractor of choice for large-scale projects in Mexico

We intend to further consolidate our position as the premier engineering and construction partner for international companies investing in sizable projects in Mexico. In order to enhance our competitive position in bids for projects, we seek to team up with industry leaders with expertise that is specific to each project for which we bid. We also seek to enter into long-term strategic alliances with industry leaders.

Experience and Track Record

Since our founding in 1947, we have had considerable experience in the construction and infrastructure sectors, including:

•	Eleven hydroelectrical central plants in foreign countries and nineteen central plants in Mexico with a total capacity of 12,000 MW

•	More than 20,000 MW of capacity for thermoelectric, hydroelectric and combined-cycle plants

•	More than 200 km of subway lines (Sistema de Transporte Colectivo Metro) in Mexico City, Monterrey, Santiago-Chile, Puerto Rico and Miami

•	More than 1,000 buildings, including 21 five-star hotels

•	30 storage dams and irrigation systems that cover more than 1 million hectares

•	More than 160 km of aqueducts

•	43 seaports, 40 in Mexico and three abroad

•	19 airports, 16 domestic and three abroad

•	64 highway and urban bridges

•	More than 6,000 km of highways

•	More than 1,500 km of toll-roads

•	Tunnels: more than 147 km for sewage, more than 146 km for power generation and irrigation, more than 25 km for subway railroads, and more than 11 km for water supply

•	30 transmission line projects

•	More than 350 urban traffic works, urbanization and urban infrastructure, including ten industrial automotive plants, eight cement plants, three pharmaceutical plants and 30 food and beverage processing plants

•	More than 100 industrial plants for the oil and gas, petrochemicals and chemicals, manufacturing, metals and mining, automotive and telecommunications industries

•	The world’s biggest nitrogen production plant, located in Veracruz, Mexico

•	The first liquefied natural gas (LNG) terminal built in Mexico

•	Ten cryogenic plants

•	More than 10,000 km of fiber optics grids

•	65 sea platforms for oil drilling and auxiliary services

Our experience in infrastructure projects since 1980 to the date of this prospectus supplement includes the following:

•	Veracruz’s container terminal in the State of Veracruz

•	Construction aggregates: Calizas Industriales del Carmen, which included a maritime terminal for bulk cargo

•	Concessioned toll roads: Mexico — Morelia — Guadalajara; Guadalajara — Tepic; Leon — Lagos — Aguascalientes, among others;

•	Punta Langosta’s cruise terminal, Cozumel

•	Municipal services in waste management and disposal, solid waste management and disposal, water treatment plants, sanitation land refills and Aguascaliente’s water system.

Our most important construction projects underway as of the date of this prospectus supplement include:

•	Package II for the reconfiguration of the Minatitlan Refinery in the state of Veracruz

•	Construction contract for the Aqueduct II project in Queretaro

•	PET plant in Altamira, Tamaulipas

•	Terminal II of Mexico City’s International Airport

•	The Naval Hospital for Medical Specialties in Mexico City

•	The Cachamay stadium in Venezuela

•	The Rio de la Compañia tunnel

•	The second phase of the oil camp in Chicontepec, Veracruz

•	The Texcoco — Zaragoza Interchange

Our most important infrastructure projects being developed or under concession as of the date of this prospectus supplement include:

•	Corredor Sur, in Panama

•	The Acapulco tunnel

•	The modernization, enlargement and maintenance of the toll-free highways Irapuato — La Piedad and Queretaro — Irapuato

•	85 kilometers of the Nuevo Necaxa-Tihuatlan highway

•	113.2 kilometers of the Rio Verde-Ciudad Valles highway in San Luis Potosi

•	548 kilometers of the Maravatio-Zapotlanejo, Guadalajara-Zapotlanejo, Zaplotanejo-Lagos de Moreno y Leon-Lagos-Aguascalientes highways

How to Reach Us

We are a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico. Our principal executive offices are located at Mineria No. 145, Edificio Central, 11800 Mexico City, Mexico. Our telephone number at that address is (52-55) 5272-9991.

Summary of the Offering

Issuer	Empresas ICA, S.A.B. de C.V.

Offering price per ADS	U.S.$23.76

Offering price per Ordinary Share or CPO	Ps.65.00

Ordinary Shares offered	78,260,872 Ordinary Shares, which may be delivered in the form of Ordinary Shares or CPOs, each representing one Ordinary Share, or ADSs, each representing four CPOs.

International offering	We are offering an aggregate of 46,956,522 Ordinary Shares in the United States and other countries outside of Mexico, principally in Canada and countries of the European Union, in the form of CPOs and ADSs.

Mexican offering	Simultaneously with the international offering, we are offering an aggregate of 31,304,350 Ordinary Shares in a public offering in Mexico in the form of Ordinary Shares. This offering and the international offering are sometimes referred to herein as the combined offering.

Reallocations	The number of Ordinary Shares and ADSs to be offered pursuant to each of the offerings is subject to reallocation among the international underwriters and the Mexican underwriters.

ADSs	Each ADS represents four CPOs. The ADSs will be evidenced by American Depositary Receipts, or ADRs, issued by the ADS depositary. See “Description of the ADSs” in the Prospectus for further information.

Trading market for Ordinary Shares	The Ordinary Shares underlying the CPOs are currently listed on the Mexican Stock Exchange under the symbol “ICA.”

Trading market for ADSs	The ADSs are currently listed on the New York Stock Exchange under the symbol “ICA.”

Use of proceeds	The net proceeds from the offering, after payment of underwriting discounts and commissions and transaction expenses, are expected to be approximately U.S.$449 million, assuming no exercise of the over-allotment options. We intend to use the net proceeds from this offering to allow us and our subsidiaries to execute current and new construction projects. The proceeds are expected to be allocated in the following manner:

     •     approximately U.S.$288 million for the payment of ICA’s equity interest in the consortium formed with GSIP, for the acquisition of the first package of assets of FARAC, which consists of a 30-year concession for 548 kilometers of highways in Mexico;

• approximately U.S.$73 million to fund the acquisition of land reserves for the expansion of the Housing Development segment;

     •     approximately U.S.$39 million to repay a bridge loan with Banco Santander, S.A., Institucion de Banca Multiple, Grupo Financiero Santander, or Santander used to fund our acquisition of a 39% additional stake in PMA Mexico;

• approximately U.S.$30 million to prepay the class C Aeroinvest notes; and

• the balance to fund the development and operation of new infrastructure projects, for general working capital and for other general corporate purposes.

ADS Depositary	The Bank of New York

Over-allotment option	We will offer up to an additional 11,739,128 Ordinary Shares, or the equivalent in CPOs or ADSs, if the international underwriters and the Mexican underwriter exercise their over-allotment options in full.

Offering timetable	Marketing commenced: September 11, 2007
Pricing date: September 25, 2007
Expected closing date: September 28, 2007

Settlement	Settlement of the Ordinary Shares and CPOs will be made through the book-entry system of S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., or INDEVAL. Settlement of the ADSs will be made through the book-entry system of The Depository Trust Company, or DTC.

Lock-up provision	We, our controlling shareholders and our executive officers have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representative of the international underwriters, dispose of or hedge any Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares. The representative of the international underwriters, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. See “Underwriting” for more information.

Voting rights	Holders of CPOs, including those represented by ADSs, are not entitled to exercise any voting rights with respect to the underlying Ordinary Shares held in the CPO trust. Such rights are exercisable by the CPO trustee pursuant to the terms of the CPO trust agreement, which requires the CPO trustee to vote all the underlying shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

Dividend policy	We have not paid dividends since 2000 and we do not expect to pay dividends in the future. We may, however, institute a dividend policy in the future depending on our future results of operations and financial condition. We cannot assure you of the terms of any dividend policy we may adopt. See “Dividends” in our annual report on Form 20-F/A for the year ended December 31, 2006, incorporated by reference in the prospectus of which this prospectus supplement is part.

Taxation	Under Mexican income tax law, dividends, either in cash or in kind, paid to non-resident holders with respect to the Ordinary Shares underlying the CPOs are not subject to any Mexican withholding taxes payable on behalf of the holders. Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Ministry of Finance and Public Credit. See “Taxation” in the Prospectus.

Risk Factors	See “Risk Factors” beginning on page S-12 as well as in the documents incorporated by reference into the accompanying prospectus for a discussion of certain risk factors relating to us, our business and an investment in the ADSs, CPOs or Ordinary Shares.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F/A, which is incorporated by reference in the prospectus of which this prospectus supplement forms part. We have also set forth below an additional risk factor related to developments since our most recent annual report on Form 20-F/A. We may include further risk factors in subsequent reports on Form 6-K incorporated in the prospectus of which this prospectus supplement forms part. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in the prospectus.

Our future revenues will depend on our ability to finance construction and infrastructure projects.

We believe that our ability to finance projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects, and in recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments. Providing financing for construction and infrastructure projects increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, recent uncertainty in the international credit markets, including developments related to concerns about the United States sub-prime mortgage market, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation.

USE OF PROCEEDS

The net proceeds from the offering, after payment of underwriting discounts and commissions and transaction expenses, are expected to be approximately U.S.$449 million, assuming no exercise of the over-allotment options.

We intend to use the net proceeds from this offering to allow us to execute current and new construction projects. The proceeds (assuming no exercise of the over-allotment options) are expected to be allocated in the following manner:

•	approximately U.S.$288 million for the payment of ICA’s equity interest in the consortium formed with GSIP for the acquisition of the first package of assets of FARAC, which consists of a 30-year concession for 548 kilometers of highways in Mexico;

•	approximately U.S.$73 million to fund the acquisition of land reserves for the expansion of the Housing Development segment;

•	approximately U.S.$39 million to repay a bridge loan with Santander used to fund our acquisition of a 39% additional stake in PMA Mexico. An affiliate of Santander is a member of the underwriting syndicate in the Mexican offering;

•	approximately U.S.$30 million to prepay the class C Aeroinvest notes; and

•	the balance to fund the development and operation of new infrastructure projects, for working capital and for other general corporate purposes.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table are based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
	High	Low	Period End	Average(1)

Year Ended December 31, 2002	10.43	9.00	10.43	9.75
2003	11.40	10.11	11.24	10.79
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.87
2006	11.46	10.43	10.99	10.90

2007:
March 2007	11.18	11.01	11.04	11.11
April 2007	11.03	10.92	10.93	10.98
May 2007	10.93	10.74	10.74	10.82
June 2007	10.98	10.71	10.79	10.83
July 2007	11.01	10.73	10.93	10.81
August 2007	11.27	10.93	11.03	11.04
September 2007 (through September 25)	11.15	10.94	10.94	11.05

(1)	Average of month-end rates or daily rates, as applicable.
Source: Federal Reserve Bank of New York.

In recent decades, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores), and, as a result, will likely affect the market price of our American Depository Shares, or ADSs. Such fluctuations will also affect the U.S. dollar conversion by The Bank of New York, the depositary for our ADSs, of any cash dividends paid by us in pesos.

On December 29, 2006, the Federal Reserve Bank of New York’s noon buying rate was Ps.10.80 per U.S.$1.00. On September 25, 2007, the Federal Reserve Bank of New York’s noon buying rate was Ps.10.94 per U.S.$1.00.

CAPITALIZATION

The following table sets forth our consolidated capitalization under MFRS, as of June 30, 2007 on an actual basis and on an adjusted basis to reflect the sale of the ADSs, the CPOs and the Ordinary Shares in the international offering and the Mexican offering and receipt of estimated aggregate net proceeds of U.S.$449 million (Ps.4,917.8 million), assuming no exercise of the over-allotment option. This table should be read together with our audited consolidated financial statements and the other financial information appearing in our Form 20-F/A for the year ended December 31, 2006, which is incorporated herein by reference, and our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2006 and 2007 included in this Prospectus Supplement.

	As of June 30, 2007
	Actual				As Adjusted
	(In millions of U.S. dollars (U.S.$) and in millions
	of Mexican pesos (Ps.) at June 30, 2007(1))

Short-term debt	U.S.$	479	Ps.	5,242	U.S.$	479	Ps.	5,242
Long-term debt:
Peso-denominated long-term debt		383		4,195		313		3,437
Dollar-denominated long-term debt		153		1,674		153		1,674
Other currency-denominated long-term debt		—		—		—		—

Total long-term debt		536		5,869		466		5,111
Shareholders’ equity:
Common stock: no par value, 1,868,889,516 shares issued and outstanding, restatement and premium in the sale of shares		702		7,686		1,152		12,604
Excess from restatement of capital		1		14		1		14
Reserve for repurchase of shares		69		751		69		751
Retained earnings		136		1,489		136		1,489

Total capitalization	U.S.$	1,923	Ps.	21,051	U.S.$	2,303	Ps.	25,211

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.10.9438 per U.S.$1.00 solely for the convenience of the reader.

SHARE PRICE INFORMATION

Unless otherwise noted herein, all ADS and per ADS data in this prospectus supplement have been adjusted for all periods presented to reflect the change in the ratio of CPOs to ADS that we undertook in August 2007. See “Recent Developments — Change in Ratio of CPOs to ADSs.”

The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs, on the New York Stock Exchange in U.S. dollars and for the Ordinary Shares on the Mexican Stock Exchange in nominal pesos. Each ADS represents four CPOs, each of which represents a financial interest in one Ordinary Share. Trading prices for our Ordinary Shares and ADSs in all years are stated on a post-ratio change basis. Please refer to Item 4 of our annual report on Form 20-F/A for the year ended December 31, 2006, incorporated by reference herein.

	New York Stock Exchange
	U.S. Dollars		Mexican Stock Exchange
	per ADS		Pesos per Ordinary Share
	High	Low	High	Low

2002	12.40	2.20	27.90	5.34
2003	7.64	3.00	15.60	6.06
2004	9.80	6.08	26.10	16.74
2005	10.80	8.36	29.40	22.50
2006	15.75	9.80	42.63	25.54

The following table sets forth, for the periods indicated, the reported high and low market prices for the ADSs on the New York Stock Exchange in U.S. dollars and for the Ordinary Shares on the Mexican Stock Exchange in nominal pesos.

	New York Stock Exchange		Mexican Stock Exchange
	U.S. Dollars		Pesos per
	per ADS		Ordinary Share
	High	Low	High	Low

2005
First Quarter	10.80	8.76	29.40	24.42
Second Quarter	10.12	8.36	27.54	23.70
Third Quarter	10.52	8.88	27.84	24.36
Fourth Quarter	10.16	8.36	26.76	22.50
2006
First Quarter	13.08	9.80	34.39	25.54
Second Quarter	14.83	10.53	40.16	29.99
Third Quarter	14.38	11.35	39.75	31.35
Fourth Quarter	15.75	13.71	42.63	36.88
2007
First Quarter	15.80	13.90	43.47	38.65
Second Quarter	20.33	15.03	54.73	41.03
Third Quarter (through September 25, 2007)	27.45	20.79	74.55	57.79

March 2007	15.64	13.90	43.17	38.99
April 2007	16.52	15.52	45.39	42.83
May 2007	18.22	15.03	48.52	41.03
June 2007	20.33	17.53	54.73	47.88
July 2007	27.44	21.60	73.43	57.79
August 2007	27.18	20.79	74.55	58.32
September 2007 (through September 25, 2007)	24.22	22.94	66.37	63.62

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present selected consolidated financial information of our company. Mexican peso financial information for all periods has been adjusted for inflation, in accordance with MFRS, such that it is presented in constant pesos as of June 30, 2007.

Information as of the last day of and for each of the five years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements. Such information should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and the notes thereto, which are included in our annual report on Form 20-F/A for the year ended December 31, 2006, incorporated by reference in the prospectus of which this prospectus supplement is a part. Nonetheless, information as of and for each of the five years in the period ended December 31, 2006 presented below is presented in constant pesos as of June 30, 2007, while corresponding information in our annual report on Form 20-F/A and our audited consolidated financial statements is presented in constant pesos as of December 31, 2006. As such, amounts presented below differ from to those presented in such audited consolidated financial statements.

Information as of and for the six months ended June 30, 2007 and 2006 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited consolidated condensed financial statements and the notes thereto, included elsewhere in this prospectus supplement.

The unaudited financial information presented below has been prepared on the same basis as our annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods specified. Results for the six months ended June 30, 2007 are not, however, necessarily indicative of results to be expected for the full year 2007.

The principal differences, other than inflation accounting, between MFRS and accounting principles generally accepted in the United States, or U.S. GAAP, and their effects upon net income (loss) and total stockholders’ equity are presented in note 29 to our annual consolidated financial statements for 2006.

	Financial Information as of and for the Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions of		(Thousands of Mexican pesos, except share, per share, per ADS and inflation data)
	U.S. dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	2,000	Ps.	21,528,372	Ps.	19,350,512	Ps.	13,792,058	Ps.	10,427,064	Ps.	9,492,191
Gross profit		287		3,087,403		2,426,735		1,732,149		1,042,884		1,329,961
Selling, general and administrative expense		136		1,459,764		1,317,555		1,182,310		997,982		1,152,371
Operating income		151		1,627,639		1,109,180		549,839		44,902		177,590
Financing cost (income) net		18		188,784		118,059		(13,101)		405,477		518,006
Other (income) expense, net(2)		(5)		(57,674)		(156,523)		16,686		299,740		257,531
Income tax(3)		36		383,930		362,277		536,962		361,880		613,585
Share in income (loss) of affiliated companies		2		21,658		102,772		184,066		(182,216)		(149,700)
Consolidated net income (loss)		92		991,955		787,784		164,031		(1,207,893)		(1,418,326)
Net income (loss) of minority interest		32		342,996		260,282		66,405		(40,846)		154,507
Net income (loss) of majority interest		60		648,959		527,502		97,626		(1,167,047)		(1,572,833)
Basic and diluted earnings (loss) per share of majority interest(5)		0.15		1.61		1.52		0.31		(10.08)		(15.18)
Basic and diluted earnings (loss) per ADS of majority interest(5)		1.79		19.32		18.24		3.72		(120.96)		182.16

Weighted average shares outstanding (000s):
Basic and diluted(5)		404,182		404,182		347,127		310,177		115,751		103,594

	Financial Information as of and for the Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions of		(Thousands of Mexican pesos, except share, per share, per ADS and inflation data)
	U.S. dollars)(1)

U.S. GAAP:
Total revenues		1,627		17,519,406		15,315,675		11,578,016		8,297,606		6,430,995
Operating income (loss)(7)		132		1,422,969		821,796		504,464		(60,418)		(380,185)
Income (loss) from continuing operations(4)		44		469,580		485,120		(44,002)		(1,186,672)		(1,606,508)
Income (loss) from discontinued operations		—		—		—		64,441		(27,635)		98,715
Consolidated net income (loss)		44		469,580		485,120		20,439		(1,214,307)		(1,507,793)
Basic earnings (loss) per share from:
Continuing operations		0.11		1.16		1.40		(0.14)		(9.28)		(13.68)
Discontinued operations		—		—		—		0.21		(0.22)		0.84
Basic earnings (loss) per share(5)		0.11		1.16		1.40		0.07		(9.50)		(12.84)
Basic earnings (loss) per ADS(5)		0.43		4.64		5.60		0.28		(38)		(51.36)
Diluted earnings (loss) per share from:
Continuing operations		0.11		1.16		1.40		(0.14)		(9.28)		(13.68)
Discontinued operations		—		—		—		0.21		(0.22)		0.84
Diluted earnings (loss) per share(5)		0.11		1.16		1.40		0.07		(9.50)		(12.84)
Diluted earnings (loss) per ADS(5)		0.43		4.64		5.60		0.28		(38)		(51.36)
Weighted average shares outstanding (000s):
Basic		404,182		404,182		347,127		310,030		127,869		117,449
Diluted		404,997		404,997		347,510		310,030		127,869		117,449
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,389	Ps.	36,481,925	Ps.	32,562,260	Ps.	21,839,795	Ps.	17,375,442	Ps.	16,838,131
Long-term debt(8)		680		7,318,962		10,501,907		6,697,416		3,510,188		4,659,324
Capital stock		707		7,615,395		7,775,400		9,526,102		8,993,587		7,110,418
Total stockholders’ equity		1,317		14,179,384		13,488,309		6,348,641		5,817,683		4,571,269
U.S. GAAP:
Total assets		3,130		33,690,544		30,516,613		20,035,867		16,029,446		15,192,183
Long-term debt(8)		680		7,318,962		10,457,683		6,880,977		3,660,330		4,636,536
Capital stock(6)(9)		1,537		16,544,957		16,486,130		13,951,892		13,542,897		11,128,915
Total stockholders’ equity(6)(9)		828		8,915,911		8,679,560		5,802,221		5,470,336		4,252,092
Other Data:
Adjusted EBITDA(10)		275		2,957,999		2,279,761		1,816,306		687,658		696,679
MFRS:
Capital expenditures		137		1,480,200		1,045,848		1,122,913		677,010		198,184
Depreciation and amortization		79		854,177		767,880		971,141		601,853		486,878

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended June 30, 2007 have been translated at a rate of Ps.10.7653 to U.S.$1.00 using the Federal Reserve noon buying rate on June 30, 2007. See “Exchange Rates.”

(2)	Includes for 2005 gain on purchases and sales of investments of Ps.100 million and other income of Ps.56 million relating to gain from sale of claims rights. Includes for 2004 other expense of Ps.33 million relating to severance costs and a Ps.174 million reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps.52 million relating to severance costs, Ps.133 million in costs associated with the curtailment of the pension plan and Ps.21 million in other income relating to a reversal of an impairment charge related to an investment in property, plant and equipment. Includes for 2002 other expense of Ps.135 million relating to severance costs, and other expense of Ps.91 million from the write-off of recoverable value-added taxes. See, “Item 5. Operating and Financial Review and Prospects —

Operating Result — Other Expenses, Net” in our annual report on Form 20-F/A for the year ended December 31, 2006.

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting for Income Tax, Tax on Assets and Statutory Employee Profit Sharing.”

(4)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2003 and the disposition of our manufacturing segment in 2002.

(5)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and, for purposes of U.S. GAAP, which requires us to take into consideration the change in the ratio of ADSs to CPOs from 1:12 to 1:4 that we undertook in August 2007, reflect a ratio of ADSs to CPOs of 1:4. For MFRS purposes, the ratio reflected is 1:12.

(6)	We adopted in 2006 the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The effect of this adoption resulted in a decrease in accumulated other comprehensive income within stockholders’ equity for Ps.258,283, net of income taxes. See note 29(g) to our annual consolidated financial statements for 2006.

(7)	There are differences in the classification of certain expenses recorded under “other expenses (income)” related to (i) severance costs; (ii) the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill; and (iii) statutory employee profit sharing. Under MFRS, these expenses are treated as non-operating expenses and are not deducted in calculating operating income (loss), where as under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income (loss). Such amounts for 2006, 2005, 2004, 2003 and 2002 totaled Ps.217 million, Ps.(55) million, Ps.33 million, Ps.165 million and Ps.217 million, respectively. See note 29 to our annual consolidated financial statements for 2006.

(8)	Excluding current portion of long-term debt.

(9)	In the current as well as prior years, our stockholders approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. We determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares. See note 29 to our annual consolidated financial statements for 2006.

(10)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization and (vii) net interest expense included in cost of sales for financed projects. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

You should review adjusted EBITDA, along with net income when trying to understand our operating performance. Our computation of adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies in Mexico or elsewhere. Adjusted EBITDA should not be considered as an alternative to net income of majority interest, which is determined in accordance with MFRS or U.S. GAAP or as an indication of our financial performance.

Adjusted EBITDA has certain material limitations. It does not include interest expense. Because we borrow money to finance a significant portion of our operations, interest is a necessary and ongoing part of our costs and incurring debt and interest expense assists us in generating revenue. Therefore, any measure that excludes interest expense has material limitations. Additionally, adjusted EBITDA does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations. Furthermore, adjusted EBITDA does not include depreciation and amortization. Because we must utilize property and equipment and in order to generate revenues and enter into concession arrangements that are a significant part of our operations, depreciation and amortization are a necessary and ongoing part of our costs. Therefore, any measure that excludes depreciation and amortization has material limitations. Adjusted EBITDA also excludes our participation in the share of income from unconsolidated affiliates and other income (expense), which consists mainly of the recording and cancellation of the provision for the collection of accounts receivable for the Torre Mayor project and statutory employee profit sharing expense. We enter into joint ventures and invest in other projects with unconsolidated affiliates as an ongoing part of our operations in order to increase our competitiveness and knowledge and to share risks. Therefore, any measure that excludes this information has material limitations.

The following table provides a reconciliation of net income of majority interest to adjusted EBITDA for each of the periods presented:

	Six Months Ended June 30,			Year Ended December 31,
	2007	2006	% Var	2006	2005	% Var
	(Millions of Mexican pesos)

Adjusted EBITDA:
Net income of majority interest(1)	137	283	(51)	649	528	23
Plus:
Minority interest	217	198		343	260
Share of net income in unconsolidated affiliates	18	5		22	103
Taxes	79	225		384	362
Other income (expense), net	(69)	66		85	(56)
Integral financing cost	318	48		189	118
Depreciation and amortization	313	426		854	768
Interest expense included in cost of sales of financed projects	—	233		476	401

Adjusted EBITDA	977	1,474	(56)	2,958	2,280	30

(1)	Net income of majority interest is a measure equivalent to consolidated net income under U.S. GAAP.

	Financial Information as of and for
	the Six Months Ended June 30,
	2007		2007		2006
	(Millions		(Millions of Mexican pesos,
	of U.S. dollars)(1)		except share, per share, per
			ADS and inflation data)

Income Statement Data:
MFRS:
Total revenues	U.S. $	945	Ps.	10,174	Ps.	10,719
Gross profit		149		1,606		1,547
Selling, general and administrative expense		87		941		733
Operating income		62		664		814
Financing cost, net		30		318		48
Other (income) expense, net		(6)		(69)		66
Income tax expense		7		79		225
Share in income of affiliated companies		2		18		5
Consolidated net income (loss)		33		354		481
Net income of minority interest		20		217		198
Net income of majority interest		13		137		283
Basic and diluted earnings per share of majority interest		0.03		0.34		0.70
Basic and diluted earnings per ADS of majority interest		0.38		0.38		0.78
Weighted average shares outstanding (000,000s):
Basic and diluted(2)		N/A		406		404
Balance Sheet Data:
MFRS:
Total assets	U.S. $	3.171	Ps.	34,139	Ps.	35,359
Long-term debt		545		5,869		6,993
Capital stock		551		5,927		5,906
Total stockholders’ equity		1,343		14,459		13,972
Other Data:
Adjusted EBITDA(3)		91		977		1,474
MFRS:
Capital expenditures		55		594		394
Depreciation and amortization		29		313		409

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the six-month period ended June 30, 2007 have been translated at a rate of Ps.10.77653 to U.S.$1.00 using the Federal Reserve noon buying rate on June 30, 2007.

(2)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period.

(3)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization and (vii) net interest expense included in cost of sales for financed projects. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

You should review adjusted EBITDA, along with net income when trying to understand our operating performance. Our computation of adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies in Mexico or elsewhere. Adjusted EBITDA should not be considered as an alternative to net income of majority interest, which is determined in accordance with MFRS or U.S. GAAP or as an indication of our financial performance.

Adjusted EBITDA has certain material limitations. It does not include interest expense. Because we borrow money to finance a significant portion of our operations, interest is a necessary and ongoing part of our costs and incurring debt and interest expense assists us in generating revenue. Therefore, any measure that excludes interest expense has material limitations. Additionally, adjusted EBITDA does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations. Furthermore, adjusted EBITDA does not include depreciation and amortization. Because we must utilize property and equipment and in order to generate revenues and enter into concession arrangements that are a significant part of our operations, depreciation and amortization are a necessary and ongoing part of our costs. Therefore, any measure that excludes depreciation and amortization has material limitations. Adjusted EBITDA also excludes our participation in the share of income from unconsolidated affiliates and other income (expense), which consists mainly of the recording and cancellation of the provision for the collection of accounts receivable for the Torre Mayor project and statutory employee profit sharing expense. We enter into joint ventures and invest in other projects with unconsolidated affiliates as an ongoing part of our operations in order to increase our competitiveness and knowledge and to share risks. Therefore, any measure that excludes this information has material limitations.

See footnote 10 to the year-end financial information table above in this “Selected Consolidated Financial Information” section for a reconciliation of net income of majority interest to adjusted EBITDA.

RECENT RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited consolidated condensed financial statements as of and for the six months ended June 30, 2007, included in this prospectus supplement, and the notes thereto. Our unaudited consolidated condensed financial statements have been prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Our results of operations for the six-month period ended June 30, 2007 are not necessarily indicative of results to be expected for the entire fiscal year.

General

We are a Mexican company principally engaged in construction and construction-related activities. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, and the contract terms of those projects.

Our results of operations for the first half of 2007 principally reflect a 9% reduction in Construction segment revenues that was offset only in part by increased revenues in our other segments. We believe this was principally a result of the relatively high level of construction projects nearing completion in the months leading up to the July 2006 federal election in Mexico, and the post-election slowdown in new contract awards in the second half of 2006. In addition, the contracts we were awarded in the first half of 2007 are not yet contributing significantly to revenues.

After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, has begun soliciting bids for new projects. Recently, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion over the 2007 to 2012 period in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments.

Starting in May, we have seen an increase in the pace of bidding and awarding of public sector contracts in Mexico. We expect that the new projects that have been recently awarded to us will contribute positively to revenues once the contracts and concession agreements have been signed, financing is obtained and the projects enter into the construction phase.

Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities such as infrastructure and housing development, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is to generate a greater portion of our consolidated revenues from our Infrastructure and Housing Development segments by 2010. For the first six months of 2007, these two segments represented 20% of our consolidated revenues.

Operating Results

Revenues

The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our business segments and divisions for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007			2006
	(Millions of		(Percentage of	(Millions of		(Percentage of
	Mexican pesos)		Total)	Mexican pesos)		Total)

Revenues
Construction
Civil	Ps.	3,600	35%	Ps.	4,269	40%
Industrial		3,772	37%		3,971	37%
Rodio Kronsa		830	8%		792	7%

Construction Total		8,202	81%		9,032	84%

Infrastructure
Airports		895	9%		802	7%
Other Concessions		310	3%		224	2%

Infrastructure Total		1,205	12%		1,026	9%

Housing Development		786	8%		597	6%
Corporate and Other(1)		(18)	0%		64	1%
Total	Ps.	10,174	100%	Ps.	10,719	100%

(1)	Includes Ps.86 million in charges against revenues in the first half of 2007 to eliminate revenues resulting from intercompany transactions.

Total revenues decreased by 5% from Ps.10,719 million during the first six months of 2006 to Ps.10,174 million in the first six months of 2007. This decrease was primarily attributable to a reduced volume of work performed by our Construction segment in the 2007 period, as projects completed during 2006 were not replaced by new projects. The decrease in revenues in our Construction segment was only in part offset by increases in revenues in our Infrastructure and Housing Development segments.

Cost of Sales

We recorded cost of sales of Ps.8,568 million during the first six months of 2007, a 6.6% decrease from Ps.9,172 million during the first six months of 2006. This decrease was due primarily to the reduced volume of work performed in the first six months of 2007 and a reclassification in 2007 of Ps.68 million of expenses that previously were included in cost of sales and are now accounted for as selling, general and administrative expenses due to a change in accounting policy.

Selling, General and Administrative Expenses

We recorded selling, general and administrative expenses of Ps.941 million during the first six months of 2007, a 28% increase from Ps.733 million during the same period of 2006. This increase was due primarily to higher bid preparation expenses (Ps.57 million in the 2007 period compared to Ps.47 million in the 2006 period) and the reclassification in 2007 of Ps.68 million of expenses from costs of sales to selling, general and administrative expenses due to a change in accounting policy.

Operating Income

The following table sets forth operating income or loss of each of our business segments and divisions for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007			2006
	(Millions of		(Percentage of	(Millions of		(Percentage of
	Mexican pesos)		Total)	Mexican pesos)		Total)

Operating Income (Loss)
Construction
Civil	Ps.	96	14%	Ps.	159	20%
Industrial		94	14%		140	17%
Rodio Kronsa		21	3%		46	6%

Construction Total		211	31%		345	42%

Infrastructure
Airports		354	53%		316	39%
Other Concessions		97	15%		106	13%

Infrastructure Total		451	68%		422	52%

Housing Development		61	9%		54	7%
Corporate and Other		(59)	(9)%		(7)	0%
Total	Ps.	664	100%	Ps.	814	100%

Revenue and Operating Income by Business Segment and Division

Construction

Civil Construction

The following table sets forth the revenues, operating income and operating margin of our civil construction division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	3,600	Ps.	4,269
Operating income	Ps.	96	Ps.	159
Operating margin		2.7%		3.7%

Our Civil Construction division’s revenues decreased by 16% to Ps.3,600 million during the first six months of 2007, from Ps.4,269 million during the first six months of 2006, principally due to the reduced volume of work in the 2007 period. The principal contributors to revenues in the first half of 2007 were the Cachamay stadium in Venezuela (which contributed Ps.1,075 million of revenue and was completed May 2007), Terminal II of the Mexico International Airport (which contributed Ps.786 million of revenue and is scheduled to be completed in September 2007), and the El Cajon hydroelectric project in Nayarit (which contributed Ps.270 million of revenue and completed its construction phase in August 2007).

The El Cajon hydroelectric project accounted for 7.5% and 29.7% of total revenues in our Civil Construction division in the first six months of 2007 and 2006, respectively. On June 1, 2007, ICA delivered the second turbine unit of the El Cajon hydroelectric project. We completed the construction phase of the El Cajon hydroelectric project and the CFE brought both turbogenerating units into commercial operation in August 2007. The unit’s final acceptance requires performance tests, delivery of the project and documents and finalization, closing and final payment of the contract, which are pending. On August 31, 2007 we received a second payment of U.S.$308 million, bringing the total payments we have received on the El Cajon contract to U.S.$833 million. To date, we have recorded aggregate revenues of U.S.$873 million relating to the El Cajon hydroelectric project under the percentage-of-completion method of accounting. We are currently in discussions with the CFE regarding the final settlement of the El Cajon contract and the payment of outstanding amounts. The project had outstanding debt of U.S.$320 million as of June 30, 2007, all of which was reflected on our balance sheet. We used the proceeds of the second El Cajon payment and a U.S.$175 million reserve established with the proceeds of the first El Cajon payment to prepay in full the U.S.$230 million 144A bond due May 2008 and to prepay an additional U.S.$75 million in debt related to the El Cajon hydroelectric project.

Operating income for our Civil Construction division decreased by 39% to Ps.96 million during the first six months of 2007 from Ps.159 million during the first six months of 2006. This decrease was due to the decline in revenues, lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.

Industrial Construction

The following table sets forth the revenues, operating income and operating margin of our Industrial Construction division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	3,772	Ps.	3,971
Operating income	Ps.	94	Ps.	140
Operating margin		2.5%		3.5%

Our Industrial Construction division’s revenues decreased by 5% to Ps.3,772 million during the first six months of 2007, from Ps.3,971 million during the first six months of 2006. This decrease was due primarily to a reduced volume of work performed in the first half of 2007. The principal contributors to revenue in the 2007 period were Package II of the Minatitlan refinery reconfiguration (which contributed Ps.1,920 million of consolidated revenue and is scheduled to be completed in May 2008), the PET plant in Altamira Tamaulipas (which contributed Ps.493 million of consolidated revenue and is scheduled to be completed in June 2008) and the Reynosa V and VI cryogenic plants for PEMEX (which contributed Ps.415 million of consolidated revenue and are scheduled to be completed in December 2008).

Operating income for our Industrial Construction division decreased by 33% to Ps.94 million during the first six months of 2007 from Ps.140 million during the first six months of 2006. This decrease was due to lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.

Rodio Kronsa

This division was formerly known as CPC-Rodio, reflecting the inclusion in the division of our Argentine subsidiary, CPC, S.A. or CPC. In each of 2004, 2005 and 2006, CPC contributed less than 1% of the division’s revenues. Because of this, the division was renamed Rodio Kronsa in 2006 to reflect the limited importance of CPC and the relatively greater importance of Kronsa to the division. CPC was sold in 2007.

The following table sets forth the revenues, operating income and operating margin of the Rodio Kronsa division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	830	Ps.	792
Operating income	Ps.	21	Ps.	46
Operating margin		2.5%		5.8%

The Rodio Kronsa division’s revenues increased by 5% to Ps.830 million during the first six months of 2007, from Ps.792 million during the first six months of 2006. This increase was due primarily to a higher volume of work.

Operating income for the Rodio Kronsa division decreased by 54% to Ps.21 million during the first six months of 2007 from Ps.46 million during the first six months of 2006. This decrease was largely due to the mix of projects, which more than offset the increase in revenues.

Construction Backlog

Our consolidated construction backlog as of June 30, 2007 was Ps.8,946 million, as compared to Ps.13,013 million as of June 30, 2006. This decrease was primarily due to a decrease in the awarding of new public sector contracts because of the change in administration discussed above.

The most significant additions to backlog in the first half of 2007 were:

•	the Reynosa V and VI cryogenic plants with Pemex (Ps.2,974 million)

•	the foundation work for the Chivas stadium in Guadalajara (Ps.117 million),

•	the MPG Pirineos sulphur and gas recovery plant (Ps.343 million)

•	new Rodio Kronsa projects (Ps.915 million), and

•	the Mayaland shopping center in Quintana Roo (Ps.40 million).

Several projects related to Terminal II of the Mexico City International Airport and Package II of the Minatitlan Refinery Reconfiguration project, together, represented 10% of our construction backlog as of June 30, 2007. As of June 30, 2007, the El Cajon hydroelectric project represented Ps.136 million, or 2%, of our construction backlog. As of June 30, 2006, approximately 7% of our construction backlog was attributable to construction projects outside of Mexico. Public sector projects represented approximately 73% of the total construction backlog as of June 30, 2007.

Since June 30, 2007, we have been awarded various new construction projects. The most noteworthy is a contract of U.S.$409 million for integrated services at the Chicontepec oil fields awarded to ICA-Fluor.

Infrastructure

In January 2007, we signed an agreement to purchase 39% of the shares of the environmental services company PMA Mexico for Ps.427 million, bringing our total shareholding of PMA Mexico to 49%. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste management systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was originally established as a 50%-50% joint venture between us and Proactiva Medio Ambiente. In 2004, we sold all but 10% of our interest in CIMA for Ps.306 million (U.S.$27 million). Given our increased focus on infrastructure operations, the shares were repurchased from Proactiva Medio Ambiente and as of June 30, 2007, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.

As a result of a series of transactions that concluded in December 2005, we acquired control of GACN, an airport operator, and subsequently increased our interest to 52.74%. We began to consolidate GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and divided the segment into two divisions: Airports and Other Concessions.

Airports

The following table sets forth the revenues, operating income and operating margin of our Airports division for the six-month periods ended June 30, 2007 and 2006. Our Airports division results consolidate the results of GACN and related holding companies Aeroinvest S.A. de C.V., or Aeroinvest, and Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	895	Ps.	802
Operating income	Ps.	354	Ps.	316
Operating margin		39.6%		39.4%

Our Airports division’s revenues increased by 12% to Ps.895 million during the first six months of 2007, from Ps.802 million during the first six months of 2006. This increase was due primarily to increases in passenger traffic volume in 2007. During the first six months of 2007, GACN served 6.85 million passengers, as compared to 5.78 million in the first six months of 2006, an increase of 19%. During the first six months of 2007, domestic flights accounted for a 26.5% increase in total passenger traffic, which more than offset a 5.7% decrease in international passenger traffic. During the first six months of 2007, the Monterrey International Airport, the division’s largest airport, accounted for 44.8% of total passenger traffic.

Under Mexican law and the terms of the airport concessions, airport revenue derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) is subject to rate regulation, while other revenue (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) is not subject to rate regulation. Regulated airports revenue during the first six months of 2007 was Ps.728 million, or 81.3% of the total. During the same period, non-regulated airports revenue was Ps.167 million, or 18.7% of the total.

Operating income for our Airports division increased by 12% to Ps.354 million during the first six months of 2007 from Ps.316 million during the first six months of 2006. This increase was due to the increase in revenues.

Other Concessions

Since January 1, 2006, our Other Concessions division has included the Corredor Sur highway in Panama, the Acapulco Tunnel, a waste water treatment plant in Ciudad Acuña, and the Irapuato — La Piedad and Queretaro — Irapuato highways. The following table sets forth the revenues, operating income and operating margin of our Other Concessions division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	310	Ps.	224
Operating income	Ps.	97	Ps.	106
Operating margin		31.3%		47.3%

Our Other Concessions division’s revenues increased by 38% to Ps.310 million during the first six months of 2007, from Ps.224 million during the first six months of 2006. This increase was due primarily to increased traffic on our concession toll roads and tunnels.

Operating income for our Other Concessions division decreased by 8% to Ps.97 million during the first six months of 2007 from Ps.106 million during the first six months of 2006. This decrease was due to the combined effects of increased bid preparation expenses and the commencement of new projects, including the operation phase of the Irapuato — La Piedad PPP and the construction phase of the Queretaro-Irapuato PPP, as well as increases in personnel salaries.

The Corredor Sur’s average traffic volume in the first six months of 2007 increased 32% to 72,830 vehicles per day, compared to 55,037 in the first six months of 2006. Corredor Sur revenues increased to Ps.149 million in the first half of 2007 as a result of an increase in traffic.

Revenues of the Acapulco Tunnel increased Ps.5 million, or 8%, to Ps.61 million in the first six months of 2007, as compared to the first six months of 2006. The increase was due primarily to a traffic increase of 9%. The Acapulco Tunnel’s daily average traffic volume increased to 9,249 vehicles in the first six months of 2007, compared to 8,456 in the first six months of 2006.

As of August 2007, ICA was also awarded the following concessioned projects, which we expect will require total investment of approximately U.S.$5,200 million (U.S.$1,399 million for which we expect to be responsible) during their respective construction or start-up periods:

•	the first package of toll roads to be awarded by the FARAC to a consortium formed by two of our subsidiaries and GSIP, in which ICA will participate with 20% of the equity and GSIP, through affiliates and jointly with other investors, will hold the remaining 80% of the equity. ICA is required to contribute Ps.3,148 million as equity capital to the consortium, and the total payment from the consortium to the Mexican Communications and Transportation Ministry, or SCT, will equal approximately Ps.44,051 million.

•	Aqueduct II potable water supply project in Queretaro, with an estimated investment of U.S.$265 million, in which ICA has a direct and indirect 42.39% interest;

•	Nuevo Necaxa — Tihuatlan highway concession and PPP, with an estimated investment of U.S.$625 million, in which ICA has a 50% interest; and

•	Rio Verde-Ciudad Valles highway concession and PPP, with an estimated investment of U.S.$300 million, in which ICA has a 100% interest.

A portion of the investment amount we are responsible for as concessionaire is expected to result in construction contracts for ICA. These amounts have not been included in backlog because the construction or concession contracts and/or financing agreements have not yet been signed. Accordingly, there can be no assurance as to whether or when any portion of these contracts will be added to backlog.

Housing Development

The following table sets forth the revenues, operating income and operating margin of our Housing Development segment for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	786	Ps.	597
Operating income	Ps.	61	Ps.	54
Operating margin		7.8%		9.0%

Our Housing segment’s revenues increased by 32% to Ps.786 million during the first six months of 2007, from Ps.597 million during the first six months of 2006. This increase was due primarily to an increase in units sold in the first half of 2007 compared to the first half of 2006. Our Housing segment sold 2,789 units during the first six months of 2007, compared to 2,402 units in the first six months of 2006. Of the units sold in the first six months of 2007, 51% were traditional low-income housing and 49% were affordable entry-level housing.

Operating income for our Housing Development segment increased by 13% to Ps.61 million during the first six months of 2007 from Ps.54 million during the first six months of 2006. This increase was mainly due to the increase in revenues. Our Housing Development segment reported a decrease in its operating margin between the first six months of 2006 and the first six months of 2007, reflecting higher corporate expenses, offsetting increases in revenues.

Corporate and Other

The following table sets forth the revenues, operating income and operating margin of our Corporate and Other segment for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues(1)	Ps.	(18)	Ps.	64
Operating (loss)	Ps.	(59)	Ps.	(7)
Operating margin		N/A		(11)%

(1)	Includes Ps.86 million in charges against revenues in the first six months of 2007 to eliminate revenues resulting from intercompany transactions.

Our Corporate and Other segment’s revenues changed to a negative Ps.18 million during the first six months of 2007, from revenues of Ps.64 million during the first six months of 2006. This change was due primarily to costs generated by the holding company and a decreased number of significant divestitures, coupled with significant intercompany eliminations.

Operating loss for our Corporate and Other segment decreased to a loss of Ps.59 million during the first six months of 2007 from a loss of Ps.7 million during the first six months of 2006. This decrease was largely due to costs generated by the holding company coupled with a decreased number of significant divestitures.

Financing Costs, Net

The following table sets forth the components of our comprehensive financing results for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos)

Interest expense	Ps.	556	Ps.	249	(1)
Interest income		(213)		(177)
Foreign exchange gain, net		47		36
Loss on monetary position		23		12

Financing costs, net	Ps.	318	Ps.	48

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project and projects for the construction of drilling platforms for PEMEX (working capital in respect of which has been financed by bank loans), each of which is reported as a part of cost of sales in the Construction and Infrastructure segments. During the first six months of 2007, no interest expense related to these projects was generated. During the first six months of 2006, Ps.272 million of cost of our sales consisted of interest expense related to these projects.

We reported comprehensive financing cost of Ps.318 million during the first six months of 2007, as compared to comprehensive financing costs of Ps.48 million during the first six months of 2006. The increase in financing costs was due primarily to higher interest expense in the 2007 period related to a higher level of debt in pesos not related to the El Cajon hydroelectric project, combined with Ps.110 million of comprehensive financing costs related to the El Cajon hydroelectric project in the 2007 period (as compared to Ps.2 million in the 2006 period).

Our interest income increased to Ps.213 million during the first six months of 2007 from Ps.177 million during the first six months of 2006. This increase was primarily attributable to higher levels of cash, including a reserve for the payment of the 144A bond related to the El Cajon financing for approximately U.S.$175 million.

Our foreign exchange gain for the first six months of 2007 increased to Ps.47 million, compared to a foreign exchange gain of Ps.36 million for the first six months of 2006, as a result of exchange rate variations.

Our loss on monetary position reflects the effects of inflation, as measured by the Mexican National Consumer Price Index, on our net monetary position. The loss on monetary position for each of the first six months of 2006 and the first six months of 2007 reflected our net monetary asset position for that period.

Other Income and Expenses, Net

During the first six months of 2007, our net other income amounted to Ps.69 million, compared with net other expense of Ps.66 million during the first six months of 2006. The income during the first six months of 2007 was primarily due to the cancellation of a reserve for accounts receivable of Ps.66 million as a result of the establishment of a payment date and the reclassification of statutory employee profit sharing expense from a component of taxes in 2006 to a component of other income (expense) in 2007, as required by MFRS.

Income Tax

During the first six months of 2007, we recorded a net provision for the payment of taxes of Ps.79 million.

In 2007, the statutory income tax rate applicable to us was reduced from 29% to 28%. See note 20 to our annual consolidated audited financial statements for 2006 included in our annual report on Form 20-F/A for the year ended December 31, 2006. Our effective income tax rate was 19% in the first six months of 2007, as compared to 32% in the first six months of 2006. We are accruing taxes based on estimated full-year 2007 tax liability. Generally, differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss.

Share in Net Gain (Loss) of Unconsolidated Affiliated Companies

We reported net income from our equity interests in unconsolidated affiliates of Ps.18 million during the first six months of 2007, compared to Ps.5 million during the same period in 2006. During the first six months of 2006 we recorded profits from Dravica (our affiliate involved in the Caruachi hydroelectric project in Venezuela). During the first six months of 2007, we recorded profit principally from PMA Mexico.

Net Income

We had net income after subtracting minority interest of Ps.137 million during the first six months of 2007, a decline of Ps.146 million, from the Ps.283 million we reported during the first six months of 2006. Our income per Ordinary Share during the first six months of 2007 was Ps.0.34 (U.S.$0.38 per ADS), based on a weighted average of 406.11 million shares outstanding during the period, which reflects a decrease from the first six months of 2006, in which we recorded income per Ordinary Share of Ps.0.70 (U.S.$0.78 per ADS), based on a weighted average of 403.63 million shares outstanding. The Airports division contributed an additional Ps.71 million to our net income in the first six months of 2007. This increase was offset by a decrease in net income in our Civil Construction division related to the El Cajon hydroelectric project nearing completion and by losses recorded in the Corporate and Other segment.

Net income of minority interests was Ps.217 million during the first six months of 2007 and Ps.198 million during the first six months of 2006.

Liquidity and Capital Resources

Overview

We had net working capital of Ps.7,227 million as of June 30, 2007 as compared to net working capital of Ps.6,558 million as of June 30, 2006. We had net working capital of Ps.9,523 million as of December 31, 2006 as compared to net working capital of Ps.4,897 million as of December 31, 2005. The increase in net working capital was primarily attributable to our collection of payment for the first turbine of the El Cajon hydroelectric project and the reclassification of long-term assets and liabilities of El Cajon to short-term.

Cash and cash equivalents were Ps.6,656 million at June 30, 2007, an increase of 14% as compared to June 30, 2006, principally as a result of the partial payment on the El Cajon hydroelectric project. At June 30, 2006, we had a current ratio (current assets over current liabilities) of 1.48, as compared to a current ratio of 1.56 at June 30, 2007. At June 30, 2007, 85% of cash and cash equivalents were in the following joint venture projects or subsidiaries: 34% in GACN, 30% in the El Cajon hydroelectric project, 13% in ICA-Fluor, 6% in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 1% in Rodio Kronsa. Our access to cash in these joint ventures is restricted and we can generally only use it in accordance with the joint venture’s bylaws or governing agreements. The remaining 16%, or Ps.1,057 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of June 30, 2007, 20% represented client advances.

Recent Financing Activity

In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated to refinance existing credit facilities totaling U.S.$216 million, which was used primarily to finance the acquisitions by Aeroinvest of 35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and by SETA of an additional 2% of the capital stock of GACN in the form of series “B” shares. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing of the existing facilities consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (1) Ps.2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (2) Ps.325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (3) Ps.355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017. Its purpose was prepayment of the existing facilities, payment of related costs, fees and reserves, and general corporate purposes. Aeroinvest has pledged as collateral its series “B” shares in GACN representing 36.04% of GACN’s capital stock. Additionally, Aeroinvest has assigned its economic and corporate interests (including its right to receive dividends) in such series “B” shares and in its series “A” shares representing 74.5% of the capital stock of SETA, which in turn owns an additional 16.7% of the capital stock of GACN. Under the refinancing, Aeroinvest will retain the right to vote the pledged shares at all times unless it has failed to make a required payment. Aeroinvest, ADP, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banco J.P. Morgan, S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its series “B” shares representing 36.04% of the capital stock of GACN as a bloc in the same way SETA votes its shares of the capital stock of GACN at all ordinary and extraordinary general shareholders’ meetings, subject to certain exceptions set forth in the consortium agreement entered into between us and ADP. Both we and Aeroinvest issued corporate guarantees for the benefit of Banco J.P. Morgan, S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria (as issuer of the notes) and the Bank of New York (as trustee under the indenture governing the notes) in connection with the refinancing. So long as there are amounts outstanding under the notes, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintenance of at least its present ownership interest in GACN and SETA, majority control over GACN and its subsidiaries and a minimum ratio of earnings before depreciation and amortization to debt service.

Indebtedness

Our total debt at June 30, 2007 was Ps.11,111 million, a decrease of Ps.871 million, from Ps.11,982 million, at June 30, 2006 and a decrease of Ps.2,448 million, from Ps.13,559 million, at December 31, 2006. We used the payment we collected for the first unit at the El Cajon project to repay Ps.3,751 in debt during the first six months of 2007. Also during the first six months of 2007, we obtained new loans including a long-term borrowing in europesos (peso-denominated instruments placed in the European market) for Ps.2,805 million to finance the purchase of GACN shares, a financing of the Irapuato-la Piedad highway PPP for Ps.410 million, a bridge loan to finance the purchase of an additional 39% interest in PMA Mexico for Ps.430 million, and working capital loans in an aggregate amount of Ps.164 million for Terminal II of the Mexico City International Airport, the development of entry-level housing and the offshore housing module for PEMEX. As a result, our debt not related to the El Cajon hydroelectric project increased by Ps.3,009 million from December 31, 2006 to June 30, 2007.

At June 30, 2007, 54% of our total debt was denominated in currencies other than the Mexican peso, principally U.S. dollars or, in the case of debt related to projects of the Rodio Kronsa division, Euros. We may in the future incur additional non-peso denominated indebtedness. Declines in value of the Mexican peso relative to such other currencies may both increase the interest expense to us related to such indebtedness and result in foreign exchange losses. An increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Our total debt to equity ratio was 0.77 at June 30, 2007 compared to 0.86 at June 30, 2006 and 0.96 at December 31, 2006. The decrease in our debt to equity ratio was due primarily to the effect of the payment of debt related to the El Cajon hydroelectric project with the proceeds of the payment for the first turbine and the increase in equity resulting from the net majority profits recorded from July 1, 2006 to June 30, 2007.

Certain of our project subsidiaries and unconsolidated affiliates, such as Aeroinvest, PMA Mexico, ICA Panama, S.A. or ICA Panama, ICA-Fluor, Rodio Kronsa, Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, and Concesionaria Irapuato La Piedad S.A. de C.V., or CONIPSA, have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our principal operating subsidiaries in the Civil Construction, Industrial Construction, Rodio Kronsa and Housing Development segments and divisions.

The following table presents an overview of our principal outstanding indebtedness as of June 30, 2007:

Outstanding
Principal
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	June 30, 2007
(In thousands)

Ps.800 million in notes traded on exchanges (Certificados Bursatiles) (recourse only to the trust that issued and sold the notes).	TUCA	The Mexican interbank rate (TIIE) plus 2.95%	Payment dates: semi-annual, beginning December 25, 2008 with an option to prepay after nine years Maturity: 2022	Ps.800,000

U.S.$150 million of 6.95% notes due 2025 (guaranteed by payments from Corredor Sur highway’s operations).	ICA Panama	6.95%	Payment dates: semi-annual, beginning August 2008 Maturity: 2025	U.S.$150,000

Loan provided by BBVA Bancomer (collateralized by the shares of SISSA Coahuila, S.A. de C.V., or SISSA Coahuila, a subsidiary of ICA, and by project revenues).	SISSA Coahuila	The London Interbank Offer rate (LIBOR) plus 3.60%	Payment dates: semi-annual Maturity: September 2008	U.S.$3,590

Outstanding
Principal
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	June 30, 2007
(In thousands)

Bridge loans for home building provided by: Hipotecaria su Casita, GMAC, Hipotecaria Nacional, Metrofinanciera, Banorte, Banamex and Ve por Más.	ViveICA and its subsidiaries	TIIE plus 2.0%	Payment dates: monthly Maturity: 2007, 2008 and 2009	Ps.420,788

U.S.$452.4 million syndicated credit facility for the El Cajon hydroelectric project provided by West LB AG, BBVA Bancomer S.A., Banco Interacciones S.A., HSBC Mexico S.A., Banco Santander Central Hispano, S.A., DEPFA Investment Bank Limited, Norddeutsche Landesbank Girozentrale and General Electric Capital Corporation.	CIISA	LIBOR plus 3.00%	Payment dates: monthly, Maturity: August 2007	U.S.$90,027

U.S.$230 million fixed rate bond for the El Cajon hydroelectric project.	CIISA	6.5%	Payment dates: semi-annual Maturity: May 2008	U.S.$230,000

Ps.2,805 million long-term financing, consisting of Ps.2,125 million class A, Ps.325 million class B and Ps.355 million class C notes, for the purchase of 36% of GACN, as refinanced by Merrill Lynch (guaranteed by Empresas ICA, S.A.B. de C.V.).	Aeroinvest	Class A: 7.75% Class B: 11.07% Class C: 11.43%	Payment dates: quarterly, beginning July 2007 Maturity: 2017	Ps.2,805,000

Ps.430 million long-term financing to finance the acquisition of the 39% of PMA Mexico, including a standby letter of credit from Norddeutsche Landesbank Girozentrale, New York Branch, secured by shares of PMA Mexico.	Controladora de Operaciones de Infraestructura or CONOISA	TIIE plus 4.5%	Payment dates: quarterly beginning on September 2008 Maturity: June 2012	Ps.430,000

U.S.$60 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	Constructoras ICA, S.A. de C.V., or CICASA	LIBOR plus 1.75%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon	U.S.$59,148

U.S.$15 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	Constructoras ICA, S.A. de C.V.	LIBOR plus 1.50%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon	U.S.$12,921

Ps.580 million loan for the Irapuato-La Piedad highway, secured by shares.	CONIPSA	TIIE plus 2.5% to 3.5%	Payment dates: quarterly, beginning February 2007 Maturity: November 2009	Ps.410,243

Off-Balance-Sheet Arrangements

We do not have any off-balance-sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, results of operations, or liquidity.

RECENT DEVELOPMENTS

El Cajon hydroelectric project

On August 31, 2007, the CFE paid our subsidiary CIISA U.S.$308 million, the second payment for the El Cajon hydroelectric project contract. We used the proceeds of the second payment and a U.S.$175 million reserve established with the proceeds of the first El Cajon payment to prepay in full the U.S.$230 million 144A bond due May 2008 and to prepay an additional U.S.$75 million in debt related to the El Cajon hydroelectric project.

We completed the construction phase of the El Cajon hydroelectric project and the CFE brought both turbogenerating units into commercial operation in August 2007. The unit’s final acceptance requires performance tests, delivery of the project documents and finalization, closing and final payment of the contract, which are pending. Following the second payment of U.S.$308 million, the total payment we have received on the El Cajon contract to date is U.S.$833 million. We have recorded aggregate revenues of U.S.$873 million relating to the El Cajon hydroelectric project under the percentage-of-completion method of accounting. We are currently in discussions with the CFE regarding the final settlement of the El Cajon contract and the payment of outstanding amounts.

La Yesca hydroelectric project

In September 2007, the CFE awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to a consortium in which two of our subsidiaries hold a combined 67% interest. La Peninsular Compañia Constructora, S.A. de C.V, holds the remaining interest in the consortium. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375 megawatt turbogenerating units. The terms of the contract require us to secure financing for the project costs. The consortium has received a commitment to structure the financing for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. Because the terms of the construction contract provide that the CFE will pay for the project upon completion, and the financing expected to be obtained by the consortium is likely to cover only the project’s cash costs, we do not expect the project to generate any significant cash flow to us until completion of the project, which is currently expected to occur in the second quarter of 2012. However, because we recognize revenues from our construction projects under the percentage-of-completion accounting method, the La Yesca hydroelectric project is expected to generate a material portion of our revenues in 2008, 2009, 2010 and 2011. The La Yesca hydroelectric project is expected to represent a substantial portion of our receivables and our indebtedness in the future.

First Package Awarded by FARAC

On August 6, 2007, the SCT awarded the FARAC concession to a consortium formed by two of our subsidiaries and GSIP, in which ICA will participate with 20% of the equity and GSIP, through affiliates and jointly with other investors, will hold the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 548-kilometer Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the SCT determines. The consortium had presented the highest offer for the assets in the amount of Ps.44,051 million. The concessionaire has received a Ps.31,000 million commitment for the required long-term financing through Banco Santander Central Hispano, S.A. or its subsidiaries. We will have a minority interest in the FARAC concession, reporting it as a non-consolidated affiliate, and are required to contribute Ps.3,148 million as equity capital. Our consortium partner GSIP and the long-term financing described above will cover the remaining investment amount due to the Mexican federal government under the concession. The terms of the above-mentioned financing are still being defined and may require, among other conditions: (i) the pledge of ICA’s and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders in the near term.

We intend to use approximately U.S.$283 million of the net proceeds of the offering to fund our equity interest in the consortium.

Nuevo Necaxa — Tihuatlan Concession

The SCT awarded the consortium formed by two of our subsidiaries and FCC a 30-year concession for the 85-kilometer highway beginning at Nuevo Necaxa and terminating in Tihuatlan in the states of Puebla and Veracruz, respectively. We are expected to have a 50% interest in the consortium. The concession requires a total investment in the amount of U.S.$625 million. This concession contemplates: (i) the construction, operation, maintenance, and conservation of the 36.6 kilometer Nuevo Necaxa — Avila Camacho section, (ii) the exploitation, operation, maintenance, and conservation of the 48.1 kilometer Avila Camacho — Tihuatlan section, and (iii) the granting to the concessionaire of a long-term PPP contract to provide highway capacity for the Nuevo Necaxa — Avila Camacho section, which is given as an exclusive right under the concession contract. This project includes the final sections of the highway linking Mexico City with the port of Tuxpan, Veracruz.

Rio Verde — Ciudad Valles Concession

The SCT awarded the consortium formed by three of our subsidiaries a 20-year concession for the 113.2 kilometer highway beginning in Rio Verde and terminating in Ciudad Valles in the state of San Luis Potosi. The concession requires a total investment in the amount of U.S.$300 million. We are expected to have a 100% interest in the consortium. This concession contemplates: (i) the operation, conservation, maintenance, modernization and expansion of the 36.6 kilometer Rio Verde — Rayon section, (ii) the construction, operation, exploitation, conservation and maintenance of the 68.6 kilometer Rayon — La Pitahaya section, and (iii) the operation, conservation, maintenance, modernization, and expansion of the 8.0 kilometer La Pitahaya — Ciudad Valles section. This concession includes the exclusive right to execute a long-term services contract with the Mexican federal government through the SCT.

Chicontepec Oil Field — Second Contract

PEMEX Exploration and Production assigned and executed a new contract for the provision of oil field services in the Chicontepec oil field to the consortium in which ICA-Fluor maintains a 29% interest. The contract has a value of U.S.$1,400 million over a term of four years. The scope of work to be performed includes the engineering, procurement and construction of the surface infrastructure and production facilities. The field is located 250 kilometers northwest of Mexico City in the states of Veracruz and Puebla.

Change in Ratio of CPOs to ADSs

On August 30, 2007 we amended the terms of the deposit agreement relating to our ADSs such that the exchange ratio of ADSs to CPOs was changed from 1:12 to 1:4. The exchange ratio of Ordinary Shares and CPOs remained 1:1. This transaction resulted in the equivalent of a 3:1 split of the ADSs only.

Unless otherwise noted herein, all ADS and per ADS data in this prospectus supplement have been adjusted to reflect the change in the ratio of CPOs to ADSs for all periods presented.

ViveICA Uncommitted Credit Line

On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for a peso equivalent U.S.$50 million to finance projects in several cities. The facility is denominated in pesos and has a maturity of six years, with a four-year revolving period during which ViveICA may draw on the funds. Because the facility is uncommitted, we will not pay a commitment fee to Deutsche Bank and Deutsche Bank will have discretion to cease advancing funds under the agreement.

This facility will allow ViveICA to finance projects before project authorization documents have been obtained and recuperate the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. The facility has been rated AAA on the Mexican scale by both Moodys and S&P rating agencies. The amount of the facility may be increased to the peso equivalent of U.S.$100 million upon mutual agreement of both parties.

Tejocotal — Nuevo Necaxa Highway Litigation

On July 5, 2007, Rafael Francisco Alvarez Guzman initiated a lawsuit against us claiming damages for alleged effects to four bodies of water near the Nuevo Necaxa-Tejocotal highway to which the National Water Commission (Comision Nacional de Aguas, or CAN) has granted him a concession for forty years, which damage allegedly prevented his use of the water for commercial purposes. The claimant sought monetary damages of Ps.2,792 million based on his inability to sell the water to Coca-Cola, with which he has alleged to have a contract. The claimant also seeks monetary damages of Ps.5,584 million on the same basis with respect to Akuaforest, Enterprise S.A. de C.V., or Akuaforest, of which the plaintiff purports to have nearly 100% ownership. Additionally, Akuaforest claims damages of Ps.1.778 million to installations on its properties allegedly caused by us.

The co-defendants in the case are the Mexican Communications and Transportation Ministry, or SCT, and the Bridge and Highway Trust of the Gulf of Mexico. We contest these claims, including on the basis that our participation in the project was in accordance with the terms the SCT set in the bidding rules and its instructions.

UNDERWRITING

The combined offering consists of:

•	an international offering of 46,956,522 Ordinary Shares in the form of CPOs and ADSs outside of Mexico; and

•	an offering of 31,304,350 Ordinary Shares in the form of Ordinary Shares in Mexico.

Citigroup Global Markets Inc. is the global coordinator of the combined offering, the sole book-runner of the international offering, and is acting as representative of the international underwriters named below. Citigroup Global Markets Inc. is located at 388 Greenwich Street, New York, NY 10013.

Subject to the terms and conditions stated in the international underwriting agreement dated the date of this prospectus, each international underwriter named below has agreed to purchase, and we have agreed to sell to that international underwriter, the number of CPOs set forth opposite the international underwriter’s name.

Underwriter	Number of CPOs	Number of ADSs

Citigroup Global Markets Inc.	32,869,565	8,217,392
Goldman, Sachs & Co.	5,869,565	1,467,390
UBS Securities LLC	4,695,652	1,173,913
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,521,740	880,435

Total	46,956,522	11,739,130

The international underwriting agreement provides that the obligations of the international underwriters to purchase the CPOs included in this offering are subject to the approval of legal matters by counsel and to other conditions. The international underwriters are obligated to purchase all the CPOs (other than those covered by the over-allotment option described below) if they purchase any of the CPOs.

We also have entered into a Mexican underwriting agreement with the lead Mexican underwriters, who will, in turn, enter into agreements with members of the Mexican underwriting syndicate providing for the concurrent offer and sale of Ordinary Shares in Mexico. The offering price and the total underwriting discounts and commissions per CPO for the international offering and per Ordinary Share for the Mexican offering will be substantially equivalent. In addition, the international and Mexican offerings are each conditioned on the closing of the other.

The international underwriters propose to offer some of the CPOs directly to the public at the public offering price set forth on the cover page of this prospectus and some of the CPOs to dealers at the public offering price less a concession not to exceed $0.3920 per ADS. If all of the CPOs are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

We have granted to the international and Mexican underwriters options, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 11,739,128 additional Ordinary Shares or the equivalent in ADSs, as the case may be, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Ordinary Shares or CPOs, as applicable, approximately proportionate to that underwriter’s initial purchase commitment.

The Mexican underwriters and the international underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer Ordinary Shares, CPOs and ADSs. The Mexican and international underwriters also have agreed that they may sell ADSs, CPOs and Ordinary Shares between their respective underwriting syndicates. The number of ADSs, CPOs or Ordinary Shares actually allocated to each offering may differ from the amount initially offered due to reallocation between the Mexican and international offerings.

We and our officers, directors and principal shareholders have agreed that, for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any of our CPOs or Ordinary Shares or any securities convertible into or exchangeable for such securities. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs or CPOs described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs or CPOs that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be made to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Citigroup Global Markets Inc. for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ADSs or CPOs described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of ADSs or CPOs through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the ADSs or CPOs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs or CPOs, other than the underwriters, is authorized to make any further offer of the ADSs or CPOs on behalf of us or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Neither this prospectus nor any other offering material relating to the ADSs or CPOs described in this prospectus has been submitted to the clearance procedures of the Autorite des Marches Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorite des Marches Financiers. The ADSs and CPOs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs or CPOs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs or CPOs to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifies) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monetaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code Monetaire et Financier and article 211-2 of the General Regulations (Reglement General) of the Autorite des Marches Financiers, does not constitute a public offer (appel public a l’epargne).

The ADSs and CPOs may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monetaire et Financier.

The ADSs and CPOs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs or CPOs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs and CPOs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs or CPOs may not be circulated or distributed, nor may the ADSs or CPOs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs or CPOs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs or CPOs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The ADSs are listed on the NYSE and the Ordinary Shares are listed on the Mexican Stock Exchange, in each case, under the symbol “ICA.”

The following table shows the underwriting discounts and commissions that we are to pay to the international underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the international underwriters’ option to purchase additional CPOs.

	Paid by Empresas ICA, S.A.B. de C.V.
	No Exercise		Full Exercise

Per CPO	U.S.$	0.16335	U.S.$	0.16335
Per ADS	U.S.$	0.6534	U.S.$	0.6534
Total	U.S.$	7,670,347.87	U.S.$	8,820,900.00

We estimate that the total expenses of this offering will be approximately U.S.$2.2 million, comprised of legal fees of approximately U.S.$0.9 million, accounting fees of approximately U.S.$0.3 million, printing fees of approximately U.S.$0.2 million, fees related to the Mexican listing of approximately U.S.$0.2 million and other fees of approximately U.S.$0.6 million.

In connection with the offering, the representative on behalf of the underwriters, may purchase and sell or cause the purchase and sale of securities in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Certain stabilization transactions may be undertaken in coordination with the Mexican underwriters at the direction of the representative. Short sales involve syndicate sales of securities in excess of the number of securities to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of securities made in an amount up to the number of securities represented by the underwriters’ over-allotment option. In determining the source of securities to close out the covered syndicate short position, the representative will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of securities in the open market after the distribution has been completed or the exercise of the over-allotment option. The international underwriters may also make “naked” short sales of ADSs in excess of the over-allotment option. The Mexican underwriters are not permitted to make “naked” short sales of ordinary shares on the Mexican Stock Exchange. The international underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the representative is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs or Ordinary Shares in the open market while the offering is in progress.

The representatives may cause the international underwriters to impose a penalty bid. Penalty bids permit the international underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases securities originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these stabilization activities may have the effect of preventing or retarding a decline in the market price of the ADSs or Ordinary Shares. They may also cause the price of the ADSs or Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The representative may conduct or cause the transactions to be conducted on the NYSE, the Mexican Stock Exchange, in the over-the-counter market, or otherwise. If the representative commences any of these transactions, they may discontinue them at any time without having any obligation to restart them.

The underwriters may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business. The underwriters have, from time to time, performed, and expect to perform in the future, investment banking and advisory services for us and our affiliates, for which they have received, and may continue to receive, customary fees and expenses.

Acciones y Valores Banamex, S.A., de C.V., Casa de Bolsa, Integrante de Grupo Financiero Banamex, as representative of the Mexican underwriters, has informed us that it anticipates receiving offers to buy ordinary shares from certain of its affiliates in Mexico. No assurance can be given that such offers will be received or that the Ordinary Shares will be sold to such persons by the Mexican underwriters. Any Ordinary Shares sold to such affiliates will be sold at the same price as the other sales in the combined offering.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of ADSs, in the form of ADSs or CPOs, to international underwriters for sale to their online brokerage account holders. The representative will allocate ADSs, in the form of ADSs or CPOs, to international underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs, in the form of ADSs or CPOs, may be sold by the international underwriters to securities dealers who resell ADSs, in the form of ADSs or CPOs, to online brokerage account holders.

We have agreed to indemnify the international underwriters and the Mexican underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make because of any of those liabilities.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
OF EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Unaudited Financial Statements of Empresas ICA, S.A.B. de C.V. and Subsidiaries:

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets
At June 30, 2007 and 2006
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007)

	Millions of
	U.S. dollars
	(Convenience
	Translation Note 1)
	June 30,	June 30,
	2007	2007		2006

Assets
Cash and cash equivalents (including restricted cash)	$617	Ps.	6,655,972	Ps.	5,833,624
Accounts and notes receivable (net)	886		9,563,319		10,585,251
Other accounts and notes receivable	95		1,022,662		1,031,333
Inventories	179		1,936,408		1,779,339
Other current assets	87		943,395		943,756

Total current assets	1,864		20,121,756		20,173,303
Accounts and notes receivable (net) and restricted cash	126		1,356,185		4,075,159
Investment in shares of affiliated companies	50		543,958		369,193
Investments in concessions and other assets	903		9,741,540		9,085,177
Property	68		737,325		784,629
Machinery and industrial equipment	194		2,093,879		1,914,751
Other equipment	51		552,956		556,206
Accumulated depreciation	(182)		(1,965,610)		(2,073,238)
Construction in progress	—		3,607		3,064
Intangible assets and deferred expenses (net)	46		490,597		350,048
Other assets	44		462,696		120,684

Total assets	$3,164	Ps.	34,138,889	Ps.	35,358,976

Liabilities
Trade accounts payable	$258	Ps.	2,786,604	Ps.	2,941,537
Current portion of long-term debt	254		2,743,272		4,961,826
Current portion of security debt	232		2,498,893		26,887
Other loans with cost	4		40,957		42,164
Income taxes payable	13		143,234		256,869
Other current liabilities	434		4,682,090		5,386,221

Total current liabilities	1,195		12,895,050		13,615,504
Long-term debt	320		3,454,523		1,685,738
Long-term security debt	224		2,414,795		5,307,698
Other loans with cost	21		228,463		130,035
Deferred liabilities	2		17,043		15,399
Other long-term liabilities	62		670,159		633,024

Total liabilities	1,824		19,680,033		21,387,398

Stockholders’ Equity
Common stock	549		5,926,830		5,905,806
Additional paid-in capital	163		1,759,640		1,679,023
Retained earnings and reserve for repurchase of shares	208		2,239,710		1,691,610
Excess from restatement of capital	1		13,695		93,007

Majority shareholders’ equity	921		9,939,875		9,369,446
Minority interest	419		4,518,981		4,602,132

Total stockholders’ equity	1,340		14,458,856		13,971,578

Total liabilities and stockholders’ equity	$3,164	Ps.	34,138,889	Ps.	35,358,976

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except per share data)

	Millions of U.S. dollars
	(Convenience
	Translation
	Note 1)
	Six Month Ended
	June 30,	Six Months Ended June 30,
	2007	2007		2006

Net sales	$943	Ps.	10,174,018	Ps.	10,718,534
Cost of sales	794		8,568,403		9,171,724
Gross profit	149		1,605,615		1,546,810
Operating expenses	87		941,252		732,524

Operating income	62		664,363		814,286
Other (income) and expenses, net	(6)		(69,267)		65,823
Total financing cost	30		318,146		47,524
Share in net income of associated companies	2		18,091		4,807

Income before income taxes	40		433,575		705,746
Income tax expense	7		79,088		224,555

Consolidated net income	$33	Ps.	354,487	Ps.	481,191

Net income of minority interest	$20	Ps.	217,148	Ps.	198,083
Net income of majority interest	$13	Ps.	137,339	Ps.	283,108

Consolidated net income	$33	Ps.	354,487	Ps.	481,191

Basic and diluted earnings per share from:
Income of majority interest		Ps.	0.34	Ps.	0.70
Weighted average shares outstanding (millions of shares)			406.11		403.63

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except share data)

	Common Stock
		Amount						Reserve for
		Nominal				Additional		Repurchase
	Shares	Value		Restatement		Paid-in Capital		of Shares

Balance at January 1, 2007	405,177,479	Ps.	5,645,006	Ps.	264,738	Ps.	1,703,270	Ps.	676,531
Issuance of common stock	2,573,258		17,063		23		89,526
Application of losses from prior years							(33,156)		74,000
Comprehensive income
Decrease in minority interest

Balance at June 30, 2007	407,750,737	Ps.	5,662,069	Ps.	264,761	Ps.	1,759,640	Ps.	750,531

	Common Stock
		Amount						Reserve for
		Nominal				Additional		Repurchase
	Shares	Value		Restatement		Paid-in Capital		of Shares

Balance at January 1, 2006	402,657,260		5,628,294		438,892		1,674,582		634,230
Issuance of common stock	1,771,827		11,749		430		48,864
Application of losses from prior years					(173,559)		(44,423)		42,301
Comprehensive income
Decrease in minority interest

Balance at June 30, 2006	404,429,087	Ps.	5,640,043	Ps.	265,763	Ps.	1,679,023	Ps.	676,531

(Continued)

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except share data)

			Excess		Minority
			(Insufficiency)		Interest in		Total
			From Restatement		Consolidated		Stockholders’
	Retained Earnings		of Capital		Subsidiaries		Equity

Balance at January 1, 2007	Ps.	1,425,840	Ps.	(33,473)	Ps.	4,591,810	Ps.	14,273,722
Issuance of common stock								106,612
Application of losses from prior years		(74,000)		33,156				—
Comprehensive income		137,339		14,012		217,148		368,499
Decrease in minority interest						(289,977)		(289,977)

Balance at June 30, 2007	Ps.	1,489,179	Ps.	13,695	Ps.	4,518,981	Ps.	14,458,856

			Excess		Minority
			(Insufficiency)		Interest in		Total
			From Restatement		Consolidated		Stockholders’
	Retained Earnings		of Capital		Subsidiaries		Equity

Balance at January 1, 2006	Ps.	717,147	Ps.	(153,971)	Ps.	4,530,958	Ps.	13,470,132
Issuance of common stock		(8,461)						52,582
Application of losses from prior years		23,285		152,396				—
Comprehensive income		283,108		94,582		198,083		575,773
Decrease in minority interest						(126,909)		(126,909)

Balance at June 30, 2006	Ps.	1,015,079	Ps.	93,007	Ps.	4,602,132	Ps.	13,971,578

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Financial Position
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007)

	Six Months Ended	Six Months Ended June 30,
	June 30, 2007	2007		2006
	Millions of
	U.S. dollars
	(Convenience
	Translation Note 1)

Consolidated net income	$33	Ps.	354,487	Ps.	481,191
Items added (deducted) to income which do not require cash
Depreciation and amortization	29		312,689		409,351
Other items	8		90,872		(121,365)

Cash flow from net income of the period	70		758,048		769,177
Cash generated (used) in operating activities:
Decrease (increase) in accounts receivable, net	491		5,299,426		(2,700,979)
Increase in inventories	(45)		(484,527)		(468,081)
Increase in other accounts receivable and other assets	(76)		(823,602)		(1,143,235)
Increase in trade accounts payable	7		75,709		938,229
(Decrease)increase in other liabilities	(8)		(84,103)		847,578

Cash generated by (used in) operating activities	439		4,740,951		(1,757,311)
Financing activities:
Cash generated by (used in) external financing:
Bank financing	150		1,615,131		653,353
Other financing	(22)		(234,915)		39,938
Bank debt financing amortization	(370)		(3,992,565)		(131,401)
Security debt amortization	—		—		(2,407)
Other items	(6)		(70,024)		738,619
Cash generated by internal financing	17		186,267		52,590

Cash (used in) generated by financing activities	(231)		(2,496,106)		1,350,692

Investing activities:
Increase in investments in shares of affiliated companies	(40)		(426,497)		(117)
Acquisition of property, plant and equipment	(45)		(486,053)		(338,716)
Sale of other permanent investments	2		23,250		5,251
Sale of tangible fixed assets	3		27,042		93,506
Other items	(14)		(148,065)		(77,346)

Cash used in investing activities	(94)		(1,010,323)		(317,422)

Net increase (decrease) in cash and equivalents	114		1,234,522		(724,041)

Cash and equivalents at the beginning of period	503		5,421,450		6,557,665

Cash and equivalents at the end of period	$617		Ps. 6,655,972	Ps.	5,833,624

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2007 and 2006
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except share data and unless otherwise stated)

1.	Basis of presentation and principles of consolidation

The unaudited, condensed, consolidated financial statements of Empresas ICA, S.A.B. de C.V. (“ICA”) and its subsidiaries (together the “Company”) are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) and according to the presentation rules established by the Mexican Stock Exchange based on the required format titled SIFIC. The accompanying financial statements and the following notes have been condensed, but contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of financial position and results of operations. Results for interim periods are not necessarily indicative of results for the full year. Accordingly, the accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2006 annual consolidated financial statements.

Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the accompanying financial statements; financial statements of those companies or associated companies in which ICA has joint control are included in the accompanying financial statements using proportionate consolidation. All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation of subsidiaries’ financial statements — Foreign subsidiary financial statements denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the caption “Excess (insufficiency) from restatement of capital.” For translation purposes, once the foreign subsidiary financial statements are restated in currency of year-end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used: i) assets and liabilities (monetary and non-monetary) — the exchange rate in effect at the balance sheet date; ii) common stock — the exchange rate in effect at the date on which contributions were made; iii) retained earnings — the exchange rate in effect at the end of the year such amounts were generated; and iv) revenues, costs and expenses — the ending exchange rate of the period reported.

Comprehensive income — Comprehensive income presented in the accompanying unaudited, condensed, consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each period and is comprised of the net income for the period, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2007 and 2006, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders’ equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption “insufficiency from restatement of capital”.

Convenience translation — Solely for the convenience of readers, peso amounts included in the consolidated financial statements as of June 30, 2007 and for the six months then ended have been translated into U.S. dollar amounts at the rate of 10.7901 pesos per U.S. dollar, the noon buying rate for pesos at June 29, 2007 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

2.	Significant Events

a.	At the stockholders’ extraordinary and ordinary meeting on September 12, 2006, the stockholders agreed to change the Company’s corporate denomination to comply with the provisions of the Mexican Securities Law, under which the Company’s organization as a public corporation with variable capital must be stated, as represented by the abbreviation “S.A.B. de C.V.”

b.	In December 2005, through its subsidiaries Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Aeroinvest, S.A. de C.V. (“Aeroinvest”), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”), for $260.2 million, through three purchase transactions. As a consequence of these purchases, ICA directly held 35.28% of the shares of GACN. Additionally, ICA directly held 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”), (the remaining 25.5% of the shares of SETA are held by Aeroports de Paris) which held, at that time, 15% of the shares of GACN. ICA acquired its equity interest in GACN in 2000. Together with the equity it previously held in GACN, these purchase transactions gave ICA direct ownership of 46.23% of the shares of GACN. Through the Company’s control of SETA, its direct and indirect interests totaled 49.98% of the shares of GACN.

In September 2006, SETA exercised an option it held to acquire series B shares representing 2% of the capital of GACN, thereby increasing ICA’s direct shareholding in the capital of GACN to 47.72% and its direct and indirect shareholding to 51.98%.

Prior to December 2006, the remaining 49% of the shares of GACN were held by the Mexican Federal Government through Nacional Financiera, S.N.C. (“NAFIN”). In November 2006, NAFIN sold all of its Series B shares of GACN to the public markets in the United States of America and Mexico through an initial public offering. In December 2006, Aeroinvest acquired an additional 0.76% interest in GACN as part of NAFIN’s public offering of GACN shares. GACN did not receive any portion of the resources generated by the offering, as all proceeds were paid to the Mexican Federal Government as the selling stockholder.

As of June 30, 2007, the Company directly holds 48.48% of GACN’s shares and controls, directly and indirectly through its control of SETA, interests in GACN totaling 52.74%.

GACN is engaged in the administration, operation and, when applicable, construction and exploitation of airports under the concession granted by the Mexican Federal Government through the Communications and Transportation Ministry (“SCT”) for a 50-year period beginning on November 1, 1998. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state.

The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

c.	In February 2007, the Mexican Federal Electricity Commission (“CFE”) issued its provisional acceptance of the first turbogenerating unit of the El Cajon project after concluding the operating tests established by the contract. Accordingly, the commercial operation will begin generating 375 megawatts as established in the contract. Consequently, on February 28, 2007, Constructora Internacional de Infraestructura, S.A. de C.V. (“CIISA”), the subsidiary of ICA constructing the El Cajon project,

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

received an initial payment of $523.3 million (net of $1.7 million of reductions for supervision costs), which will be applied to the total project debt. On June 1, 2007, the CFE issued its provisional acceptance of the second turbogenerating unit after concluding the operating tests established by the contract. The Company completed the construction phase of the El Cajon hydroelectric project and the CFE brought both turbogenerating units into commercial operation in August 2007. The unit’s final acceptance requires performance tests, delivery of the project and documents and finalization, closing and final payment of the contract, which are pending. On August 31, 2007, the Company received a second payment of $308 million, bringing the total payment received on the El Cajon contract to date to $833 million. The Company has recorded aggregate revenues of $873 million relating to the El Cajon hydroelectric project under the percentage-of-completion method of accounting. The Company is currently in discussions with the CFE regarding the final settlement of the El Cajon contract and the payment of outstanding amounts. The project had outstanding debt of $320 million as of June 30, 2007, all of which was reflected on the Company’s balance sheet.

d.	In January 30, 2007, the Company signed an agreement to purchase 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V. (formerly “Consorcio Internacional de Medio Ambiente, S.A. de C.V.) (“PMA Mexico”) for $39 million, conditioned upon the authorization of the Federal Competition Commission (“COFECO”). Subsequent to this purchase, ICA held 49% of the stock of PMA Mexico.

3.	New Standards and Significant Accounting Policies

a. New financial reporting standards

On January 1, 2007 the following new MFRS (whose bulletins are abbreviated as “NIF”) went into effect:

Bulletin B-3, “Statement of Income”, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, “Basic Elements of Financial Statements”, Bulletin B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by Bulletin B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing is now presented as an ordinary expense (within other income (expense) pursuant to NIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular NIFs are now part of other income and expense and items formerly recognized as extraordinary are part of non-ordinary items.

Bulletin B-13, “Events Occurring After the Date of the Financial Statements”, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to a note. NIF A-7, “Presentation and Disclosure”, in effect as of January 1, 2006, requires, among

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). Bulletin B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

Bulletin C-13, “Related Parties”, broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key or relevant officers; and c) any fund created in connection with a labor-related compensation plan. Bulletin C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key or relevant officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of Bulletin C-13.

Bulletin D-6, “Capitalization of Comprehensive Financing Result”, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost (“RIF”) directly attributable to the acquisition of qualifying assets; b) when financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized.

The adoption of these new NIFs did not have a material effect in the Company’s financial position results of operations or cash flows.

Additionally, beginning January 2007, the Company early adopted International Financial Reporting Interpretations Committee Interpretation 12 “Service Concession Arrangements” (“IFRIC 12”), which is mandatorily effective January 1, 2008. This interpretation provides guidance related to the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector and requires classification of concession assets as either financial assets, intangible assets, or a combination of both.

A financial asset is required in instances in which an operator constructs or makes improvements to the infrastructure and has an unconditional right to receive a specific amount of cash or other financial asset during the contract term; an intangible asset is required in instances in which the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent; a combination of both a financial asset and an intangible asset is allowed when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. For both financial assets and intangible assets, the income and costs related to the construction or the improvements are recognized within income during construction.

The effect of adoption of IFRIC 12 resulted in the classification of certain intangible assets to financial assets as well as the capacity to recognize revenues on certain concessions during their construction phase. In addition, for comparative purposes and as required by the guidance, the Company

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

retroactively effected the financial statements previously issued as of and for the six months ended June 30, 2006 as follows:

	As Previously
	Reported		As Restated
	(Millions of Mexican pesos)

Balance Sheet
Current assets	Ps.	20,102	Ps.	20,173
Non-current assets		15,141		15,186
Current liabilities		13,616		13,616
Non-current liabilities		7,748		7,772
Stockholder’s equity		13,880		13,972
Statement of income
Total revenues	Ps.	10,505	Ps.	10,719
Operating income		765		814
Net income		429		481

MFRS require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances.

b.	Accounting method for the treatment of the effects of inflation — The Company’s unaudited condensed consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10, “Recognition of Effects of Inflation on Financial Information”. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a restatement factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries.

c.	Cash equivalents and restricted cash — Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of 90 days or less. Those cash equivalents whose availability is greater than one year (i.e. held in trust for a specific purpose) are considered as long-term restricted cash and cash equivalents (which for purposes of these interim financial statements, has been included in non-current receivables and in the statement of changes in the financial position has been included within the operating activities and not as part of the final balance of cash and cash equivalents). Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets, as the case may be.

At June 30, 2007 and 2006, the current portion of restricted cash included Ps.96,769 and Ps.366,351, respectively, and at June 30, 2006 the non-current portion of restricted cash included Ps.87,808 held by CIISA for construction of the El Cajon hydroelectric plant, which amounts are managed in conformity with the construction program approved and controlled by a consortium of banks. Additionally, at June 30, 2007, the Company held Ps.1,895,789 of restricted cash as a guarantee for the payment of the 144A bond. On June 30, 2007 and 2006, trusts exist which were created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco tunnel and the Irapuato-La Piedad concession, which guarantee and are primarily utilized to pay the debt

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

contracted and the maintenance of such concessions. On June 30, 2007 and 2006, amounts held within these trusts were Ps.248,775 and Ps.273,876, within current assets, respectively, and Ps.24,191 and Ps.56,210 within non-current assets, respectively. Also, on June 30, 2007 Aeroinvest held cash equivalents of Ps.4,117 (within current assets) and Ps.260,429 and Ps.146,121 on June 30, 2007 and 2006, of non-current restricted cash, respectively, for the service of the debt that it has entered into.

d.	Inventories — Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value. On June 30, 2007 and 2006, material and spare parts inventory amount to Ps.602,239 and Ps.377,879, respectively.

e.	Real estate inventories — The development costs for low-income housing are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. They are restated by the specific cost method, which uses net replacement values that are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts.

Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. The net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the NCPI.

On June 30, 2007 and 2006, real estate inventories within current assets amount to Ps.1,334,169 and Ps.1,401,460, respectively. The real estate inventories that will be developed over the long-term amount to Ps.771,777 and Ps.85,611, at June 30, 2007 and 2006, respectively.

f.	Long-lived Assets — Long-lived assets consist of the following:

•	Property, plant and equipment — Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. These investments and related depreciation are restated by applying factors derived from the NCPI. Property, plant and equipment of foreign origin and its related depreciation are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method over the useful life of the asset in order to depreciate the historical cost of the asset and restate the value of the asset for inflation. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful Lives

Improvements in concessions	8 and 20
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Office furniture, equipment and vehicles	4 to 10

Financing costs incurred during the construction and installation of buildings and machinery and equipment is capitalized and adjusted for inflation as measured by the NCPI.

•	Investment in concessions — Investments in concessions considered as intangible assets are restated for inflation using the NCPI, without exceeding their recoverable value. Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI. These

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

investments are amortized over the concession period. On June 30, 2007 and 2006 investment in concessions amount to $8,969,763 and $8,999,565, respectively.

•	Investment in affiliated companies — Investments in companies in which ICA has significant influence, but does not have control, are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the application of the equity method as the investee’s financial statements are also prepared in accordance with Bulletin B-10.

•	Rights related to the use of airport facilities and concessions — As of January 1, 2003, rights related to the use of airport facilities and concessions granted by the SCT to GACN were accounted for based on the excess of the cost of the thirteen airport concessions over an appraisal value as determined by an independent appraiser. This excess is classified under airport concessions.

Airport facility utilization rights are amortized according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 43 years, which is also the period of each concession.

Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”. If there is any indication that restated values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

g. Business acquisitions — All business acquisitions are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed, and, when appropriate, recognizing goodwill.

h. Provisions — Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the financial statements.

i. Operating cycle — Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

j. Accounting for construction contracts — Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes resulting from actual performance and estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlements, may result in revisions to total expected contract revenues. Such revisions are recognized and are recorded in the same period in which the revisions are determined and approved by the clients.

The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded in the results of the year in which the allowances are created. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.

Contract costs include all direct labor and materials, subcontractor’s costs and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

k. Accounting for real estate sales — The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

l. Accounting for low income housing sales — Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

m. Sales and other revenues — Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

n. Labor obligations — Seniority premiums, pension plans, and severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

o. Maintenance and repair expenses — Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

p. Income tax and statutory employee profit sharing — The Company files a consolidated tax return, as permitted by the tax laws of Mexico.

The provisions for income tax and statutory employee profit sharing (“PTU”) are determined according to Bulletin D-4, “Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit Sharing”. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards.

The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of income. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. The deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. the assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Beginning January 1, 2007, the effective date of Bulletin B-3, PTU is classified within other income (expenses). The financial statements for the six months ended June 30, 2006 were reclassified to conform to this presentation. The amount reclassified was Ps.79,604.

q. Asset tax — The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. Asset tax is computed at an annual rate of 1.25% of the average of the majority interest of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

Tax on assets paid that may be carried forward from previous years, which is expected to be recoverable, is recorded as an advance payment at estimated recoverable value at the date of the financial statements.

r. Derivative financial instruments — The Company values all derivatives at fair value, regardless of the purpose for holding them. Fair value is based on market prices for derivatives traded in recognized markets; otherwise, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portion is temporarily recognized in comprehensive income within stockholders’ equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

Certain derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

s. Excess (insufficiency) from restatement of capital — This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

t. Restatement of stockholders’ equity — Stockholders’ equity is restated for inflation using the NCPI from the respective dates such capital was contributed or earnings (losses) were generated to the date of the most recent balance sheet presented.

u. Foreign currency transactions — Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the consolidated statement of income, except for those cases in which they can be capitalized.

v. (Gain) loss from monetary position — The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets,

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations, as part of financing cost, except in those cases in which it is capitalized.

w. Concentration of risk — Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, construction instruments) and other receivables. The Company believes that concentration of credit risk with respect to construction instruments is mitigated by the large number of customers comprising the Company’s customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

Other accounts receivable are comprised of receivables from associated companies and notes receivable. The Company believes that these amounts do not represent a significant concentration of credit risk.

x. Basic earnings per share — Basic earnings per share is computed by dividing income of majority interests available to common stockholders by the weighted average number of common shares outstanding during the year.

y. Reclassifications — Certain headings in the unaudited, condensed, consolidated financial statements for the six-month period ended June 30, 2006, have been reclassified to conform to the presentation of the unaudited, condensed, financial statements for the six-month period ended June 30, 2007.

4.	Indebtedness

The following table shows a summary of the Company’s principal debt obligations as of June 30, 2007:

				Outstanding
				Principal
				Amount as
	Subsidiary Holding		Payment Dates and	of June 30,
Description of Debt	the Debt	Interest Rate	Maturity	2007
				(In thousands)

Ps.800 million in notes traded on exchanges (Certificados Bursatiles) (recourse only to the trust that issued and sold the notes).	Tuneles Concesionados de Acapulco, S.A. de C.V.	TIIE (the Mexican interbank rate) plus 2.95%	Payment dates: semi-annual, beginning December 25, 2008 with an option to prepay after nine years Maturity: 2022	Ps.	800,000
$150 million of 6.95% notes due 2025 (guaranteed by payments from Corredor Sur highway’s operations).	ICA Panama, S.A.	6.95%	Payment dates: semi-annual, beginning August 2008 Maturity: 2025		$150,000
Loan provided by BBVA Bancomer (collateralized by the shares of SISSA Coahuila, S.A. de C.V., or SISSA Coahuila, a subsidiary of ICA, and by project revenues).	SISSA Coahuila, S.A. de C.V	LIBOR (the London Interbank Offer rate) plus 3.60%	Payment dates: semi-annual Maturity: September 2008		$3,590
Bridge loans for home building provided by: Hipotecaria su Casita, GMAC, Hipotecaria Nacional, Metrofinanciera, Banorte, Banamex and Ve por Más.	VIVEICA, S.A. de C.V and its subsidiaries	TIIE plus 2.0%	Payment dates: monthly Maturity: 2007, 2008 and 2009	Ps.	420,788
$452.4 million syndicated credit facility for the El Cajon hydroelectric project provided by West LB AG, BBVA Bancomer S.A., Banco Interacciones S.A., HSBC Mexico S.A., Banco Santander Central Hispano, S.A., DEPFA Investment Bank Limited, Norddeutsche Landesbank Girozentrale and General Electric Capital Corporation.	Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA	LIBOR plus 3.00%	Payment dates: monthly, Maturity: August 2007		$90,027

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

				Outstanding
				Principal
				Amount as
	Subsidiary Holding		Payment Dates and	of June 30,
Description of Debt	the Debt	Interest Rate	Maturity	2007
				(In thousands)

$230 million fixed rate bond for the El Cajon hydroelectric project.	CIISA	6.5%	Payment dates: semi-annual Maturity: May 2008		$230,000
Ps.2,805 million long-term financing, consisting of Ps.2,125 million class A, Ps.325 million class B and Ps.355 million class C notes, for the purchase of 36% of GACN, as refinanced by Merrill Lynch (guaranteed by Empresas ICA, S.A.B. de C.V.)	Aeroinvest, S.A. de C.V.	Class A: 7.75% Class B: 11.07% Class C: 11.43%	Payment dates: quarterly, beginning July 2007 Maturity: 2017	Ps.	2,805,000
Ps.430 million long-term financing to finance the acquisition of the 39% of PMA Mexico	Controladora de Operaciones de Infraestructura, S.A. de C.V.	TIIE plus 4.5%	Payment dates: quarterly beginning on September 2008 Maturity: June 2012	Ps.	430,000
$60 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	Constructoras ICA, S.A. de C.V., or CICASA	LIBOR plus 1.75%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon		$59,148
$15 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	CICASA	LIBOR plus 1.50%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon		$12,921
Ps.580 million loan for the Irapuato-La Piedad highway, secured by shares.	Concesionaria Irapuato La Piedad S.A. de C.V.	TIIE plus 2.5% to 3.5%	Payment dates: quarterly, beginning February 2007 Maturity: November 2009	Ps.	410,243

5.	Financing cost

Total financing cost for the six months ended June 30, 2007 is as follows:

					Project
	Total		Capitalization		Financed		Results

Interest expense	Ps.	546,876	Ps.	—	Ps.	9,106	Ps.	555,982
Interest income		(213,228)		—				(213,228)
Exchange gain		(47,372)		—		(1)		(47,373)
Loss (gain) from monetary position		26,261		—		(3,496)		22,765

Total	Ps.	312,537	Ps.	—	Ps.	5,609	Ps.	318,146

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

6.	Monthly net results (historical and restated for inflation)

The majority monthly historical and restated for inflation affected net results for the last 12 months are as follows:

	Monthly Net Result
	Restated for		Accumulated Net			Factor to the	Monthly Net
Month	Inflation		Result		Closing Factor	Origin	Result

2006
July	Ps.	35,321	Ps.	35,321	1.0373	1.0002	Ps.	34,538
August		40,653		75,974	1.0321	1.0051		40,178
September		47,749		123,723	1.0223	1.0096		47,954
October		61,329		185,052	1.0177	1.0045		61,581
November		91,902		276,954	1.0120	1.0056		88,515
December		95,158		372,112	1.0062	1.0058		94,491

Subtotal		372,112						367,258

2007
January		5,964		378,076	1.0010	1.0052		3,785
February		9,614		387,690	0.9982	1.0028		9,149
March		8,126		395,816	0.9963	1.0020		8,508
April		27,984		423,800	0.9967	0.9996		28,503
May		43,331		467,131	1.0016	0.9951		45,225
June		42,320		509,451	1.0000	1.0016		40,763

Subtotal		137,339						135,933

Net majority result
Last 12 months	Ps.	509,451					Ps.	503,191

7.	Financing information by segments

For management purposes, the Company is organized into six major operating segments, which are: Civil Construction, Industrial Construction, Rodio Kronsa, Housing Development, Infrastructure and Corporate and Other. The segments are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, “Financial Information by Segment”. A summary of certain segment information is as follows:

Six months ended June 30, 2007

	Civil		Industrial		Rodio-		Total		Housing				Corporate
	Construction		Construction		Kronsa		Construction		Development		Infrastructure		and Other		Consolidated

Revenues	Ps.	3,895,937	Ps.	4,076,049	Ps.	831,605	Ps.	8,803,591	Ps.	781,575	Ps.	1,817,543	Ps.	306,,586	Ps.	11,709,275
Intersegment revenues and other		296,042		304,297		1,125		601,464		(3,985)		612,977		324,801		1,535,257
External revenues		3,599,895		3,771,752		830,480		8,202,127		785,560		1,204,566		(18,235)		10,174,018
Operating (loss) income		96,483		93,884		20,867		211,234		61,001		450,966		(58,837)		664,363
Assets by segment		11,589,391		3,669,459		1,213,375		16,472,225		2,745,919		15,334,973		(414,228)		34,138,889
Capital expenditures		170,771		10,193		58,574		239,538		22,571		324,782		6,612		593,503
Depreciation and amortization		41,178		26,397		36,320		103,895		5,351		185,267		18,176		312,689

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Six months ended June 30, 2006

	Civil		Industrial		Rodio-		Total		Housing				Corporate
	Construction		Construction		Kronsa		Construction		Development		Infrastructure		and Other		Consolidated

Revenues	Ps.	5,134,082	Ps.	4,081,061	Ps.	791,811	Ps.	10,006,955	Ps.	658,723	Ps.	1,150,225	Ps.	313,283	Ps.	12,129,186
Intersegment revenues and other		864,970		110,340		—		975,311		62,188		124,348		248,805		1,410,651
External revenues		4,269,112		3,970,721		791,811		9,031,644		596,536		1,025,877		64,478		10,718,534
Operating (loss) income		158,811		139,851		46,156		344,817		53,769		422,250		(6,547)		814,286
Assets by segment		15,464,868		4,031,855		1,202,015		20,698,738		1,748,434		13,617,857		(706,053)		35,358,976
Capital expenditures		202,712		11,656		28,370		242,738		12,552		137,174		1,946		394,410
Depreciation and amortization		157,380		58,384		21,453		237,217		4,047		163,551		4,536		409,351

8.	Authorization for issuance of financial statements

On July 27, 2007, the issuance of these unaudited, condensed, consolidated financial statements and the release of the information to the Mexican stock market was authorized by Dr. José Luis Guerrero Alvarez Chief Executive Officer of Empresas ICA, S.A.B de C.V.

PROSPECTUS

Empresas ICA, S.A.B. de C.V.
Ordinary Shares
in the form of
Ordinary Participation Certificates
and American Depositary Shares

We may from time to time offer our Ordinary Shares, in the form of (1) Ordinary Participation Certificates, or CPOs, each representing a financial interest in one of our Ordinary Shares, or (2) American Depositary Shares, or ADSs, each representing four CPOs, evidenced by American Depositary Receipts, or ADRs.

This prospectus describes the general terms that may apply to these securities and the general manner in which they may be offered. When we offer securities, the specific terms of the securities, including the offering price, and the specific manner in which they may be offered, will be described in supplements to this prospectus.

Our ADSs are currently listed on the New York Stock Exchange under the symbol “ICA.” Our Ordinary Shares are currently listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) under the symbol “ICA.” On September 10, 2007, the last reported sale price of our Ordinary Shares on the Mexican Stock Exchange was Ps.63.07 per share, and the last reported sale price of our ADSs on the New York Stock Exchange was U.S.$22.47 per ADS.

Investing in the securities described herein involves risks. See “Risk Factors” beginning on page 9 of our annual report on Form 20-F/A for the year ended December 31, 2006, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Ordinary Shares, the CPOs or the ADSs or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement.

We may not sell these securities or accept any offer to buy these securities until we deliver this prospectus and an accompanying prospectus supplement in final form. We are not using this prospectus and any accompanying prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

The date of this prospectus is September 11, 2007.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You should not rely on any unauthorized information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, Empresas ICA, S.A.B. de C.V. may from time to time offer Ordinary Shares in the form of (i) Ordinary Participation Certificates, or CPOs, each representing a financial interest in one of our Ordinary Shares, or (ii) American Depositary Shares, or ADSs, each representing four CPOs, evidenced by American Depositary Receipts, or ADRs.

As used in this prospectus, “Empresas ICA,” “ICA”, “we,” “our,” “us” and the “company” refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries, “securities” refers to the Ordinary Shares, CPOs and ADSs registered hereby and “registration statement” refers to the SEC registration statement of which this prospectus is a part, unless the context otherwise requires or unless otherwise specified.

References in this prospectus to “U.S.$” and “dollars” are to U.S. dollars, and, unless otherwise indicated, references to “Ps.” and “pesos” are to Mexican pesos.

References in this prospectus to “UDI” are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI.

This prospectus provides only a general description of the securities that we may offer. Each time we offer securities, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of those securities. We may also add to, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

ENFORCEABILITY OF CIVIL LIABILITIES

Empresas ICA is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico, with our principal place of business (domicilio social) in Mexico City. In addition, all of our directors and officers, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of White & Case, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement, including exhibits, that we have filed with the SEC on Form F-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Some of such information, including our annual report on Form 20-F/A for the year ended December 31, 2006, is incorporated by reference herein as described under “Incorporation of Certain Documents by Reference.” You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with, or furnish to, it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus (including any supplement thereto), and certain later information that we file with, or furnish to, the SEC will automatically update and supersede earlier information filed with, or furnished to, the SEC or included in this prospectus. We incorporate by reference into this prospectus the following documents:

•	our amended annual report on Form 20-F/A for the year ended December 31, 2006, filed with the SEC on September 10, 2007 (SEC File No. 1-11080);

•	our report on Form 6-K, furnished to the SEC on September 7, 2007 (SEC File No. 1-11080);

•	our report on Form 6-K, furnished to the SEC on September 11, 2007 (SEC File No. 1-11080);

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus (including any supplement hereto); and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing us at Mineria No. 145, Edificio Central, 11800, Mexico City, Mexico, or by telephoning us at (52-55) 5272-9991.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement or any document incorporated by reference herein contains or may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are based on our expectations and projections about future events when made and it is possible that actual events may differ materially from our expectations and projections. In many cases, we include, together with forward-looking statements themselves, discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;

•	statements of our plans, objectives, expectations or goals, including those related to anticipated trends, the performance of a particular project, competition and regulation;

•	statements about our future economic performance or that of Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “could,” “may,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors could include cancellations of significant construction projects included in our backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, changes in the expected profitability of projects, developments in legal proceedings, limitations on our access to sources of financing on competitive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Information regarding important factors that could cause actual events to differ, perhaps materially, from our forward-looking statements is contained under “Forward-Looking Statements” in our most recent annual report on Form 20-F/A, which is incorporated in this prospectus and any prospectus supplement by reference, and may also be contained in more recent reports on Form 6-K incorporated in this prospectus and any prospectus supplement by reference. See “Where You Can Find More Information” for information about how to obtain copies of these documents.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

OUR COMPANY

Empresas ICA, S.A.B. de C.V. is Mexico’s largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and is the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

Since 1947, we have greatly expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. In particular, the Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. In recent years, however, we redefined our business focus to emphasize our construction business in Mexico, which in 2005 and 2006 accounted for approximately 92% and 83%, respectively, of our revenues. As a result, we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In 2005 and 2006, we expanded into the business of airport operation through the acquisition of a controlling interest in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, which operates 13 airports in northern Mexico, including the Monterrey International Airport. In January 2007, we purchased shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico, bringing our total shareholding of PMA Mexico to 49%. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions.

Our operations are divided into four segments:

•	Construction,

•	Infrastructure (formerly Infrastructure Operations),

•	Housing Development, and

•	Corporate and Other.

Our principal executive offices are located at Mineria 145, Edificio Central, 11800 Mexico City, Mexico, and our telephone number is (52-55) 5272-9991.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds from the offerings hereunder for general corporate purposes, including funding working capital, capital expenditures and equity investments in construction-related and infrastructure projects, possible acquisitions and, subject to market conditions, the repayment of debt.

DESCRIPTION OF THE ORDINARY SHARES

The following description of our Ordinary Shares is a summary of the material terms of our bylaws and applicable Mexican law in effect as of the date of this prospectus regarding our Ordinary Shares and the holders thereof. It does not, however, describe every aspect of our Ordinary Shares, our bylaws or Mexican law and may not contain all of the information that is important to you. References to provisions of our bylaws are qualified in their entirety by reference to the full bylaws in Spanish, an English translation of which has been filed as an exhibit to our annual report on Form 20-F/A incorporated by reference to this prospectus.

General

The Mexican Securities Market Law enacted by Mexico’s Federal Congress on December 30, 2005 altered the legal regime applicable to public companies in Mexico. In order to comply with the new law, our shareholders approved the amendment of our by-laws at an extraordinary shareholders’ meeting on September 12, 2006. The following summarizes the terms of, and the rights and privileges appurtenant to, our Ordinary Shares.

Our Ordinary Shares are our only class of common stock. They have no par value. Under Mexican corporate law, we are a variable capital corporation (sociedad anonima bursatil de capital variable). Each of our fixed and variable capital accounts are comprised of Ordinary Shares. As of June 30, 2007, our capital stock consisted of 407,750,737 issued and outstanding Ordinary Shares, of which 34,390,991 shares represented our fixed capital account.

Voting Rights

Each Ordinary Share entitles the holder thereof to one vote at any shareholders’ meeting of the company. However, since our bylaws prohibit direct ownership of our Ordinary Shares by foreign investors, only Mexican nationals are entitled to hold our Ordinary Shares.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger, spin-off, change in nationality and transformation from one type of company to another. General meetings called to consider all other matters are ordinary meetings.

An ordinary general meeting must be held during the four months following the end of each fiscal year to consider the approval of the report of our board of directors regarding our performance and our financial statements and that of certain of our subsidiaries for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year. At such ordinary general meeting, any shareholder or group of shareholders representing 10% or more of the outstanding shares has the right to appoint one director. The number of directors is established by the shareholders at each annual ordinary general meeting.

The quorum for ordinary general meetings is 50% of the outstanding shares and action may be taken by a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which action may be taken by holders of a majority of the shares present regardless of the percentage of outstanding shares represented at such meeting. The quorum for extraordinary general meetings is 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called. The quorum for each subsequent meeting is 50% of the outstanding shares. Action at any extraordinary general meeting may only be taken by holders of at least 50% of the outstanding shares provided, however, that a quorum of 85% and approval of at least 80% of the outstanding shares, will be required to approve the following (1) mergers, other than mergers with subsidiaries; and (2) amendment or deletion of the provision in the bylaws that regulate share ownership of the company, shareholders’ meetings and the board of directors.

Shareholders’ meetings may be called by the chairman of our board of directors, the chairman of the audit committee or the chairman of the corporate practices committee and must be called by any such chairman upon the written request of holders of at least 10% of our outstanding share capital. In addition, any such chairman shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our financial statements or have not resulted in the election of directors and determination of their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders’ meeting by a proxy.

Holders of 20% of our outstanding shares may oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that the challenged resolution violates Mexican law or our bylaws and the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution. In order to obtain such a court order, the opposing shareholder must deliver a bond to the court in order to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder. Shareholders representing at least 10% of the shares present at a shareholders’ meeting may request to postpone a vote on a specific matter on which they consider themselves to be insufficiency informed.

Dividend Rights

At the annual ordinary general shareholders’ meeting, our board of directors submits to the shareholders for their approval our financial statements and of certain of our subsidiaries. Five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of our share capital. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance, if any, of net earnings may be distributed as dividends on the shares. Cash dividends on the shares will be paid against surrender to us of the relevant dividend coupon registered in the name of the holder thereof. For information concerning the dividend rights of the holders of CPOs and ADSs, see “Description of the CPOs” and “Description of the ADSs,” respectively, herein.

Changes in Share Capital and Preemptive Rights

The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting.

In the event of a capital increase, the holders of Ordinary Shares in an extraordinary general shareholders’ meeting may decide to increase our share capital with or without pre-emptive rights. If pre-emptive rights are granted, each holder of existing shares will have a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holding of shares. Pre-emptive rights must be exercised within 15 days after publication of a notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federacion) or they will lapse. Pre-emptive rights may not be waived in advance by a shareholder except in limited instances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Shares issued by us in connection with an increase in our variable capital, with respect to which pre-emptive rights have not been exercised, may be sold by us on terms previously approved by the shareholders’ meeting or the board of directors, but in no event below the price at which they had been offered to shareholders.

Holders of CPOs or ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Key Information — Risk Factors — Risks Related to our Securities and our Major Shareholders — You may not be entitled to participate in future preemptive rights offerings” in our annual report on Form 20-F/A.

Shares issued under Article 53 of the Mexican Securities Market Law (which are those held in treasury to be delivered upon their subscription) may be offered for subscription and payment by the board of directors without preemptive rights being applicable, provided that the issuance is made to effect a public offering in accordance with the Mexican Securities Market Law.

Limitations on Share Ownership

Our bylaws prohibit direct ownership of the shares by foreign investors. Any acquisition of shares in violation of such provision would be null and void under Mexican law and such shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs, which are non-voting securities, issued under the CPO trust as described under “Description of the CPOs.”

Pursuant to our amended bylaws, significant acquisitions of shares of our capital stock and changes of control require prior approval of our board of directors. Shareholders deemed to have “control” are those that own a majority of our Ordinary Shares, have the ability to control our shareholders’ meetings or have the ability to appoint a majority of the members of our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming in one or more transactions a direct or indirect holder of 5% or more of our shares. Any acquisition of shares of our capital stock representing more than 15% of our capital stock by a person or group of persons requires the purchaser to make a public offer for the greater of:

•	the percentage of shares sought, or

•	10 percent of the total shares.

If the tender offer is oversubscribed, shares sold will be allocated on a pro rata basis among the selling shareholders. If the authorized purchase of shares is for the intent of acquiring control of us, the purchaser must make an offer to purchase 100 percent of the shares.

The public offer to purchase must be made at the same price for all shares. The offer price is required to be highest of:

•	the book value of the shares,

•	the highest closing price of the shares on the Mexican Stock Exchange during the 365 days preceding the date of the authorization, or

•	the highest price paid at any time by the person or persons intending to purchase the shares.

Notwithstanding the foregoing, the board of directors may authorize that the public offer be made at a different price, which may be based on the prior approval of the audit committee and an independent valuation.

These provisions shall not apply in cases of transfer of shares as a result of death, the repurchase or amortization of shares, the subscription of shares in exercise of preferential rights, or transfers by us and our subsidiaries, or by a person or entity that maintains effective control of us.

Delisting

In the event that we, through a 95% affirmative vote at an extraordinary general shareholders’ meeting, decide to request the cancellation of the registration of our shares with the National Registry of Securities (Registro Nacional de Valores) or the CNBV orders this deregistration, we will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. The price of the offer to purchase will generally be the higher of:

•	the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and

•	the book value of the shares as reflected in the latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

In accordance with the applicable regulations, in the event that we are unable to purchase all of our outstanding shares pursuant to a tender offer, they must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust may not exist for a period longer than six months.

We are not required to make a tender offer if the deregistration is approved by 95% of our shareholders and the aggregate consideration payable for publicly-traded shares does not exceed UDI 300,000. Nevertheless, the trust mechanism described in the previous paragraph still must be implemented.

During the tender offer, our board of directors must make a determination with respect to the fairness of the terms of the offer, taking into account the rights of our minority shareholders, and disclose its opinion, which must refer to the justifications for the offer price. If the board of directors is precluded from making this determination as a result of a conflict of interest, the board’s resolution must be based on a fairness opinion issued by an expert selected by the audit committee.

Certain Minority Rights

Mexican law includes a number of minority shareholder protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital entitled to vote (including in a limited or restricted manner) to call a shareholders’ meeting;

•	holders of at least 5% of our outstanding share capital (represented by shares or CPOs) to bring an action for civil liabilities against our directors, members of our audit committee and secretary of our board of directors, if

•	the claim covers all of the damage alleged to have been caused to the company and not merely the damage suffered by the plaintiff, and

•	any recovery is for the company’s benefit and not the benefit of the plaintiffs;

•	holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions, with respect to any matter on which were not sufficiently informed, be postponed;

•	holders of at least 20% of our outstanding share capital to contest any shareholder resolution, subject to certain requirements under Mexican law; and

•	holders of at least 10% of our outstanding share capital to appoint one member of company’s board of directors.

Conflicts of Interest

A shareholder that votes on a business transaction in which the shareholder’s interest conflicts with our interest may be liable for damages, but only if the transaction would not have been approved without the vote of such shareholder. In addition, any director who has a conflict of interest with us relating to a proposed transaction must disclose the conflict to our board of directors and must refrain from voting on the transaction or may be liable for damages.

Appraisal Rights

Whenever a shareholders’ meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw and receive an amount equal to the book value of its shares (in accordance with the latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15 day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holder of CPOs.

Purchases by the Company of its Shares

We may purchase shares at the then prevailing market prices on the Mexican Stock Exchange pursuant to a decision of our ordinary general shareholders’ meeting. Any such repurchase must be approved by our board of directors, and must be paid for using shareholders’ equity. If, however, the repurchased shares will be converted into treasury shares, we may allocate our capital toward such repurchases. The corporate rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or vote at a shareholders’ meeting during such period. The repurchased shares (including any received as dividends) must be resold on the Mexican Stock Exchange.

Companies or other entities controlled by us may not purchase, directly or indirectly, shares of companies or entities that are shareholders of the company.

Registration and Transfer

Our Ordinary Shares are evidenced by share certificates in registered form with registered dividend coupons attached. Our shareholders may hold their shares in the form of physical certificates or through institutions that have certificates deposited with S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, the Mexican central securities depository that acts as a clearing house, depository, custodian and settlement, transfer and registration institution for Mexican securities. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval indicating ownership are recognized as our shareholders.

DESCRIPTION OF THE CPOs

The following is a description of certain provisions of (1) the CPO trust agreement, (2) the CPO deed, dated April 2, 1992 and amended December 10, 1993 and May 31, 2004, which deed evidences the issuance of CPOs by the CPO trustee pursuant to the CPO trust agreement and is registered with the Public Registry of Commerce (Registro Publico de Comercio) and (3) the Mexican Law of Negotiable Instruments and Credit Transactions (Ley General de Titulos y Operaciones de Credito). This description does not purport to be complete and is qualified in its entirety by reference to the CPO trust agreement, the CPO deed and the provisions of Mexican law referred to herein.

General

The CPO trust agreement established a master trust that, among other things, enables non-Mexican investors to acquire CPOs representing financial interests in our Ordinary Shares, which may be acquired directly only by Mexican investors. CPOs, which are negotiable instruments under Mexican law, are issued by the CPO trustee pursuant to the terms of the CPO trust agreement and the CPO deed. Each CPO represents a financial interest in, but gives no voting rights in respect of, one of our Ordinary Shares held in the CPO trust. Currently, the maximum number of CPOs that can be issued pursuant to the CPO deed is 310,937,144. As of June 30, 2007, 230,434,054 Ordinary Shares were held in the form of CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Ordinary Shares held in the CPO trust. These rights are exercisable by the CPO trustee pursuant to the terms of the CPO trust agreement, which requires the CPO trustee to vote in the same manner as the holders of a majority of the Ordinary Shares not held in the CPO trust.

The CPOs were originally issued under a master trust with Nacional Financiera S.N.C., or NAFIN, as trustee, on November 24, 1989. This trust agreement was later replaced by the current CPO trust agreement, under which Banco Nacional de Mexico, S.A. Integrante del Grupo Financiero Banamex acts as the CPO trustee.

Deposit and Withdrawal of Ordinary Shares

Holders of our Ordinary Shares may transfer our Ordinary Shares to the CPO trustee’s account at S.D. Indeval, in exchange for CPOs to be delivered by the CPO trustee under the CPO trust agreement. All such Ordinary Shares contributed to the CPO trust will be held in trust by the CPO trustee in accordance with the terms and conditions of the CPO trust agreement. Such Ordinary Shares will be registered by Indeval in the name of the CPO trustee. The CPO trustee (through Indeval) will be, for our purposes, the holder of such Ordinary Shares. Transfer of ownership of Ordinary Shares underlying CPOs will be effected through the records maintained by Indeval and institutions that maintain accounts with Indeval. The CPO trustee will be entitled to receive physical certificates evidencing such Ordinary Shares.

The CPO trustee will issue CPOs in respect of Ordinary Shares transferred as described above. The CPOs will be evidenced by a single certificate, or global CPO, which will be issued to and deposited with Indeval, acting as depositary. Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through records maintained by Indeval and institutions that maintain accounts with Indeval. Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request certifications issued by Indeval and the relevant Indeval participants indicating ownership of CPOs. Non-Mexican holders of CPOs are not entitled to withdraw the Ordinary Shares represented by CPOs that are held in the CPO trust.

Holders of CPOs may sell their CPOs (1) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or (2) to a Mexican investor, in which event the Mexican investor may receive such CPOs or may receive the Ordinary Shares underlying such CPOs directly. Only Mexican investors may exchange their CPOs for the underlying Ordinary Shares.

Dividends, Other Distributions and Rights

Holders of CPOs are entitled to receive the economic benefits corresponding to the shares underlying the CPOs, at the time that we declare and pay dividends or make distributions to stockholders, and to receive the proceeds of the sale of such shares at the termination of the CPO trust agreement. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the shares held in the CPO trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. Dividends paid with respect to shares underlying the CPOs will be distributed to the holders (including the depositary) on the business day on which Indeval receives the funds on behalf of the CPO trustee.

If our distribution consists of a dividend in shares, such shares will be held in the CPO trust and the CPO trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of shares received by the CPO trustee as such dividend. If the maximum amount of CPOs that may be delivered under the CPO deed would be exceeded as a result of a dividend in shares, a new CPO deed would need to be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO deed) may be issued. In the event that the CPO trustee receives any distribution with respect to shares held in the CPO trust other than in the form of cash or additional shares, the CPO trustee will adopt such method as it may deem legal, equitable and practicable to effect the distribution of such property.

If we offer or cause to be offered to the holders of shares the right to subscribe for additional shares, subject to applicable law, the CPO trustee will offer to each holder of CPOs the right to instruct the CPO trustee to subscribe for such holder’s proportionate share of such additional shares (subject to such holder’s providing the CPO trustee with the funds necessary to subscribe for such additional shares). Neither the CPO trustee nor we are obligated to register such rights, or the related shares, under the Securities Act. If the offering of rights is possible, under applicable law and without registration under the Securities Act or otherwise, and CPO holders provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be placed in the CPO trust, and deliver additional CPOs through Indeval in respect of such shares to the applicable CPO holders pursuant to the CPO deed or, to the extent possible, pursuant to a new CPO deed.

Changes Affecting Ordinary Shares

Upon any change in par value, split-up, consolidation or any other reclassification of the Ordinary Shares, or upon any merger or consolidation affecting us, the CPO trustee shall determine whether (1) to deliver additional CPOs to represent any securities that shall be received by the CPO trustee in exchange for, in conversion of, or in respect of, the Ordinary Shares held in the CPO trust, (2) to execute a new CPO deed for the issuance of CPOs if the maximum number of CPOs that may be delivered as a result of the change would be exceeded, or (3) to call for the surrender of outstanding CPOs, to be exchanged for new CPOs, and shall determine, in each case, any required amendments to be made to the CPO deed and the global CPO. If as a result of a repurchase of Ordinary Shares by us, any Ordinary Shares held in the CPO trust are called for repurchase, the CPO trustee will determine in accordance with the instructions of the CPO technical committee (as defined below) and in a manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of Ordinary Shares held in the CPO trust so called for redemption), and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

Voting of Ordinary Shares

Holders of CPOs are not entitled to exercise any voting rights, of any nature, with respect to the Ordinary Shares held in the CPO trust. Such voting rights are exercisable only by the CPO trustee, which is required by the terms of the CPO trust to vote such Ordinary Shares in the same manner as the holders of a majority of the outstanding Ordinary Shares not held in the CPO trust and voted at the relevant meeting. Because the CPO trustee must vote the Ordinary Shares held in the CPO trust in the same manner as the majority of the

Ordinary Shares outstanding that are not held in the CPO trust and that are voted at the relevant meeting, under no circumstance will the Ordinary Shares underlying CPOs be voted against any change triggering appraisal rights of the holders of Ordinary Shares and therefore such appraisal rights will not be available to holders of CPOs.

Administration of the CPO Trust

Pursuant to the terms of the CPO trust agreement, the CPO trust is administered by the CPO trustee under the direction of a technical committee, which we refer to as the CPO technical committee. The CPO technical committee consists of five members and their respective alternates. Each of the following appoints one member: the Mexican National Foreign Investment Commission (Comision Nacional de Inversiones Extranjeras), the Mexican Stock Exchange, the Mexican Association of Securities Brokerage Firms (Asociacion Mexicana de Intermediarios Bursatiles, A.C.), the common representative, currently, HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and the CPO trustee. Actions taken by the CPO technical committee are required to be approved by a majority of the members present at any meeting of such committee at which at least a majority of the members are present.

The duties of the common representative include, among others: (i) verifying the due execution and terms of the CPO trust agreement; (ii) verifying the existence of the Ordinary Shares being held in the CPO trust; (iii) authenticating, by its signature, the certificates evidencing the CPOs; (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled; (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled; and (vi) calling and presiding over CPO holders’ general meetings and executing the decisions adopted therein. The common representative may request from the CPO trustee all information and data necessary for the performance of its duties. CPO holders, by a resolution adopted at a duly held CPO general meeting, may (1) revoke the appointment of the common representative and appoint a substitute common representative or (2) instruct the common representative to undertake certain actions.

Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs representing Ordinary Shares may request that the common representative call a CPO general meeting, including in such request the agenda for such meeting. Announcements of CPO general meetings will be published in the Official Gazette of the Federation (Diario Oficial de la Federacion) and in one of the newspapers with the largest distribution in the domicile of the CPO trustee (currently Mexico City), at least ten days in advance of the date scheduled for each such CPO general meeting. Announcements of CPO general meetings will include the agendas for such meetings.

In order for a holder of CPOs deposited with Indeval to be entitled to attend a CPO general meeting, such holder must request from Indeval, through an authorized depositary, a deposit receipt and must submit such receipt to the institution designated for such purpose in the notice of such meeting before the date fixed for the meeting. Persons appointed by an instrument in writing as proxy for a holder or holders of CPOs will be entitled to attend CPO general meetings.

At a CPO general meeting, each holder of CPOs is entitled to one vote per CPO owned by it. The CPO holders may vote on all matters related to the exercise of their rights under the CPOs, but may not vote the underlying shares. Resolutions adopted by the required number of CPO holders at a duly convened CPO general meeting will be binding on all CPO holders, including absent and dissident holders. A quorum at a CPO general meeting initially is constituted by holders of more than a majority of the total number of CPOs outstanding. If no quorum is initially present, any holders present at a subsequently called CPO general meeting shall constitute a quorum. CPO holders’ resolutions must be approved by an affirmative vote of 51% of the holders of CPOs present at a CPO meeting at which there is a quorum. If a CPO meeting’s agenda is related to (i) revocation or designation of the common representative, (ii) the granting of consents, waivers or grace periods to the CPO trustee or (iii) amendment of the CPO deed (Certificado de Participacion, as a Negotiable Instrument), a special quorum of holders of at least 75% of the outstanding CPOs is required and resolutions must be approved by a vote of 51% (fifty one percent) of the holders of CPOs present at the meeting, if the agenda is related to the following matters: (i) revoking and/or designation of the common representative, (ii) granting of consents, waivers or grace periods to the CPO trustee or amendments to the CPO’s deed. If the special quorum is not initially present at a meeting for such a matter, any holders present at a subsequently called CPO general meeting shall constitute a quorum.

Enforcement of Rights of CPO Holders

In accordance with the Mexican Law of Negotiable Instruments and Credit Transactions, CPO holders may, with certain limitations, individually and directly exercise certain rights with respect to CPOs. Such rights include the right to cause the CPO trustee to distribute dividends or other distributions received by it, to cause the common representative to protect the rights to which the CPO holders are entitled and to enforce such rights and to bring action against the common representative for civil liabilities in the event of willful misconduct.

Status of CPO Holders

The CPO trust agreement and the CPO deed provide that any non-Mexican investor acquiring CPOs shall be considered under the CPO trust agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit his CPOs to the Mexican government.

Termination of the CPO Trust

The CPO trust agreement provides that its term shall be the maximum permitted by law. At the date of execution of the CPO trust agreement, the maximum term permitted by law was 30 years. As of the date of this prospectus such term had changed to 50 years, which term expires in 2047. The CPO trustee will commence the procedure for the termination of the CPO trust agreement 12 months prior to its expiration. At the time of such termination, the CPO trustee will proceed to sell the Ordinary Shares held in the CPO trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. The CPO trust, with respect to Ordinary Shares, may also be terminated upon a resolution approved by the holders of a majority of the CPOs at a CPO general meeting. Notwithstanding the foregoing, the CPO trust agreement cannot be terminated if any dividends or other distributions previously received by the CPO trustee remain unpaid to the CPO holders.

Upon the expiration of the CPO trust agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO trustee and any CPO holder may execute a new trust agreement with the same terms as the CPO trust agreement. There can be no assurance that a new trust agreement will be executed. However, assuming that it is, and subject to applicable laws and regulations, the Ordinary Shares represented by the CPOs owned by any holder who executes the new trust agreement will be transferred by the CPO trustee to the new trust created pursuant to such new trust agreement and new CPOs issued under the new trust agreement will be issued by the trustee and delivered to such holder.

Fees

Under the CPO trust agreement, we will pay the fees of the CPO trustee for the administration of the CPO trust and of the common representative for acting in such capacity.

DESCRIPTION OF THE ADSs

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent four CPOs (or a right to receive four CPOs) deposited with the principal Mexico City office of BBVA Bancomer S.A., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (as described below), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. This description assumes you are an ADSs registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

Because you hold ADSs, we will not treat you as a shareholder and the CPO trustee will not treat you as a holder of CPOs. Mexican law governs shareholder rights. Mexican law and the terms of the CPO trust agreement govern the rights of CPO holders. The depositary will be the holder of the CPOs underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, which has been filed as exhibits to the registration statement of which this prospectus is a part.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on CPOs or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of CPOs your ADSs represent.

The depositary will convert any cash dividend or other cash distribution it receives on the deposited securities into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution of cash, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert foreign currency, you may lose some or all of the value of a cash distribution.

If we distribute Ordinary Shares as a dividend or free distribution, the depositary may distribute additional ADSs representing any CPOs issued upon such a distribution. The depositary will only distribute whole ADSs. It will try to sell CPOs or request the CPO trustee to sell the shares underlying CPOs that would require it to deliver fractional ADSs and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs (or does not sell new CPOs), the outstanding ADSs will also represent the new CPOs.

If we offer holders of CPOs any rights to subscribe for additional CPOs or shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will attempt to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

The depositary will not make rights available to ADS holders in the United States unless the securities to which the rights relate are registered under the Securities Act or an exemption from the registration requirement is available.

The depositary will send to you anything we distribute on deposited securities, other than as discussed above, by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act (other than as already registered under the registration statement of which this prospectus supplement is a part). We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

The depositary will deliver ADSs if you or your broker deposits CPOs or evidence of rights to receive CPOs with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the CPOs and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Certificated and Uncertificated ADSs

You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

As an ADS holder, you are not entitled to exercise any voting rights with respect to the Ordinary Shares or to attend our stockholders’ meetings. You will not have the right to instruct the depositary as to voting rights pertaining to the Ordinary Shares represented by the CPOs that underlie your ADSs unless we notify the depositary otherwise. The CPO trustee will exercise those voting rights as described under “Description of the CPOs — Voting of Ordinary Shares.”

If CPO holders have voting rights with respect to the CPOs, the following provisions will apply. The depositary, and not the ADS holders, will be entitled to attend CPO General Meetings. The depositary will, to the extent permitted by law, mail to all holders of ADSs a notice containing the information (or a summary thereof) included in any notice of a meeting of holders of Ordinary Shares or CPOs received by the depositary. You may instruct the depositary to vote the number of CPOs your ADSs represent at any meeting of CPO holders. The depositary will notify you of any meeting of CPO holders and arrange to deliver voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, to vote the number of CPOs or other deposited securities (other than Ordinary Shares) represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming CPO holders’ meeting in time to ensure that you can instruct the depositary to vote your CPOs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your CPOs are not voted as you request.

Fees and Expenses

Persons depositing or withdrawing CPOs or ADS holders must pay (1) $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property and for the cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates; (2) $.02 (or less) per ADS for any cash distribution made to ADS holders; (3) a fee equivalent to the fee that would be payable if the rights had been exercised and the securities purchased had been deposited for issuance of ADSs for the distribution of proceeds of rights that are sold by the depositary; (4) in addition to the fee described in clause (2) above, $.02 (or less) per ADS per annum for depositary services; (5) registration or transfer fees for the transfer and registration of CPOs to or from the name of the depositary or its agent when you deposit or withdraw shares; (6) expenses of the depositary in converting foreign currency to U.S. dollars; (7) expenses of the depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); (8) taxes and other governmental charges the depositary or the custodian have to pay on any ADR or CPO underlying an ADR, such as, for example, stock transfer taxes, stamp duty or withholding taxes; and (9) any expenses incurred by the depositary or its custodian for servicing the CPOs or other deposited securities.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of the deposited securities
•  Reclassify, split up or consolidate any of the deposited securities

•  Distribute securities on the deposited securities that are not distributed to you
•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities (3) sell rights and other property, and (4) deliver CPOs and other deposited securities upon surrender of ADSs. Two years or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement with good faith using reasonable efforts;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement unless it receives an indemnity satisfactory to it;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CPOs or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the CPOs Underlying your ADSs

You have the right to surrender your ADSs and withdraw the underlying CPOs at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or the CPO trustee or Indeval has closed its transfer books; (ii) the transfer of CPOs is blocked to permit voting at a CPO holders’ meeting; or (iii) we are paying a dividend on our Ordinary Shares.

•	When you owe money to pay fees, taxes or similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of CPOs or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying CPOs. This is called a pre-release of the ADS. The depositary may also deliver CPOs upon surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CPOs are delivered to the depositary. The depositary may receive ADSs instead of CPOs to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the CPOs or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation, or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs, or, in the case of Mexican taxes, by a holder that is a non-resident holder (as defined below) but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase CPOs or ADSs. In particular, the summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that own (or are deemed to own) 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold CPOs or ADSs in a “straddle” for tax purposes and persons that have a “functional currency” other than the U.S. dollar.

The summary is based on the tax laws of the United States and the federal income tax laws of Mexico in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico and protocols thereto (the “Tax Treaty”). These laws are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

For purposes of this summary, the term “non-resident holder” shall mean a holder that is not a resident of Mexico and that will not hold CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico.

For purposes of Mexican taxation, a natural person is a resident of Mexico if, among other circumstances, he has established his home or in Mexico, or, if he has a home abroad, if his center of vital interests is in Mexico. His center of vital interests shall be deemed to be in Mexico if, among other things, more than 50% of his income in any calendar year is from Mexican sources or his main center of professional activity is located in Mexico. Natural persons employed by the Mexican government are deemed to be residents of Mexico even if their center of vital interests is in another country. Mexican nationals shall be presumed to be residents of Mexico unless proven otherwise. A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs or CPOs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican income tax law, dividends, either in cash or in kind, paid to non-resident holders with respect to the Ordinary Shares represented by the ADSs or CPOs are not subject to any Mexican withholding or similar tax on the non-resident holder.

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the Ordinary Shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the Ordinary Shares will be treated as qualified dividends, because the Ordinary Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them and therefore it is not clear whether dividends paid with respect to CPOs will be qualified dividends.

Holders of ADSs, CPOs or Ordinary Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividends generally will constitute foreign source “passive income.”

Distributions to holders of additional shares with respect to their ADSs or CPOs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

A holder of CPOs or ADSs that is a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Dispositions of ADSs or CPOs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico). If these requirements are not met, the gain on the sale of CPOs or Ordinary Shares by a non-resident holder will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with. Alternatively, the non-resident holder can choose to be subject to a 20% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican income tax law provisions.

Gain on sales or other dispositions of CPOs or Ordinary Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or Ordinary Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

U.S. Tax Considerations

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the CPOs. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the ADSs or the CPOs have been held for more than one year. The net amount of long-term capital gain recognized by an individual is taxed at reduced rate of tax. Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be treated as U.S.-sourced income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of CPOs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of CPOs.

A non-U.S. holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless:

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or

•	in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of debentures, ADSs or CPOs by non-resident holders; provided, however, that gratuitous transfers of CPOs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of debentures, ADSs or CPOs.

Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of CPOs and ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

PLAN OF DISTRIBUTION

At the time of offering any securities, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those securities.

We may sell securities in any of three ways: (1) through underwriters or dealers; (2) directly to one or a limited number of institutional purchasers; or (3) through agents. Each prospectus supplement with respect to a series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, the price of such securities and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the securities to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell securities either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

No securities will be publicly offered or traded in Mexico, except as permitted under Mexican law and specified in a supplement to this prospectus.

EXPENSES

The following table sets forth the estimated expenses to be paid by the registrant in connection with the filing of this registration statement:

Legal fees and expenses	U.S.$	200,000
Accounting fees and expenses		300,000

Total	U.S.$	500,000

VALIDITY OF SECURITIES

Unless otherwise specified in the applicable prospectus supplement, Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the ADSs under New York law, and White & Case, S.C. will provide an opinion regarding the validity of the Ordinary Shares and the CPOs under Mexican law.

EXPERTS

Our financial statements and those of our consolidated subsidiaries (except for our joint venture ICA Fluor Daniel, S. de R.L. de C.V. and its subsidiaries, or ICA-Fluor), as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and management’s annual report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our annual report on Form 20-F/A have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu) as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include explanatory paragraphs referring to (i) the nature and effect of differences between MFRS and U.S. GAAP; (ii) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”; (iii) the restatement of the reconciliation to U.S. GAAP for 2005 and 2004; and (iv) the translation of Mexican peso amounts into U.S. dollar amounts), (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting).

The consolidated financial statements of ICA-Fluor, S. de R.L. de C.V. (a consolidated subsidiary and not presented separately herein) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, have been audited by Mancera, S.C. (a Member Practice of Ernst & Young Global), independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference from our annual report on Form 20-F/A. Such report is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of our equity method investment Consorcio Dragados ICA Vialpa, or Dravica, incorporated in this prospectus by reference from our annual report on Form 20-F/A have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu), as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to (i) the nature and effect of differences between accounting principles generally accepted in Venezuela and U.S. GAAP and (ii) the temporary suspension by the Venezuelan government of trading of foreign currencies in Venezuela. As a result, Dravica’s operations may be affected by the ability to obtain certain regulatory approvals related to foreign currencies or the availability of such currencies. As of the date of such report, Dravica did not have sufficient information to determine the possible effects of this situation on its 2005 financial statements).

The financial statements of our subsidiary Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries incorporated in this prospectus by reference from our report on Form 6-K have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu), as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs related to (i) the reconciliation of consolidated net income and stockholders’ equity from accounting principles generally accepted in Mexico to U.S. GAAP and (ii) the translation of Mexican peso amounts into U.S. dollar amounts).

Our financial statements and the financial statements of our consolidated subsidiaries and equity method investment are incorporated in this prospectus by reference from our annual report on Form 20-F/A in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. The foregoing firms are independent registered public accounting firms.